Misys plc
Burleigh House
Chapel Oak
Salford Priors
EVESHAM
WR11 8SP

MISYS


06015799



Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:matt.armitage@misys.co.uk

3 August 2006

Dear Sirs

SUPPL

***Re:* Rule 12g3-2(b) File No 82-34981**

The enclosed supplemental information in respect of announcements made between 1 June 2006 and 31 July 2006 is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Matt Armitage
Secretariat Manager

Enc:

BEST AVAILABLE COPY

Rule 12g3-2(b) File No 82-34981

1 JUNE 2006 TO 30 JUNE 2006

ROUTINE STOCK EXCHANGE ANNOUNCEMENTS


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REG-Misys: Treasury Stock <MSY.L>
Released: 06/06/2006

Transfer of Shares held in Treasury
Misys plc announces that on 06 June 2006 it transferred to participants in its employee share schemes, 7,841 ordinary shares at prices between 140p and 189p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 52,385,595 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,341,441.
06.06.06
Analyst / Investor Enquiries:

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END



REG-Misys: Statement re Share Price Movement <MSY.L>
Released: 09/06/2006

9 JUNE 2006
FOR IMMEDIATE RELEASE

MISYS plc
Statement re: Share Price Movement

Misys plc ("Misys") notes the recent movement in its share price. The Board of Misys confirms that it has received a request from certain members of the senior management team to explore the possibility of making an offer for Misys. An Independent Committee of the Board has been established to consider this request. No offer has been received and one may or may not be forthcoming. No price has been discussed.

A further announcement will be made in due course, as appropriate.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES

Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Misys, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Misys, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Misys by Misys, or by any of its respective "associates", must be disclosed by no later than 12 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of

customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END



REG-Cazenove EPT Disclosure<MSY.L>
Released: 12/06/2006

RNS Number:4038E
Cazenove
12 June 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	9th June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
200,000	£2.27p	£2.03p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
200,000	£2.27p	£2.08p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	12th June 2006
Contact name	Barry Page
Telephone number	0207 155 5907
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKBKBKBKDKAD



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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 12/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	09 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
167,752	2.29 GBP	1.9925 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
131,626	2.13 GBP	2.0 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Newton Inv Mgmt Ld Rule 8.3- MISYS Plc<MSY.L>
Released: 12/06/2006

RNS Number:4203E
Newton Investment Management Ltd
12 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.01
Date of dealing	09 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	18,426,039	3.69		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	18,426,039	3.69		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	593,793	2.255

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12 June 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETZGGMVZZRGVZM


MISYS
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REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 12/06/2006

12 JUNE 2006
FOR IMMEDIATE RELEASE

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 9 June 2006 it had 499,341,441 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number forthese securities is GB0003857850. Of the shares in issue, 22,496,120 are held by Misys employee share trusts to fulfil options over ordinary shares granted to employees of Misys.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 12/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	09 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,328,606	(4.07%)	70,360	(0.01%)
(2) Derivatives (other than options)	480,941	(0.10%)	79,300	(0.02%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,809,547	(4.17%)	149,660	(0.03%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(c) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,000	1.8870
Purchase	200,000	2.2658
Purchase	4,500	2.1210
Purchase	7,493	1.8600

Purchase	12,907	1.8600
Purchase	2,900	1.9303
Purchase	39,843	2.2500
Purchase	69,800	2.2248
Sale	33,397	2.2358
Sale	20,368	2.1271
Sale	25,576	2.2146
Sale	8,476	2.2630
Sale	5,000	2.1411
Sale	29,568	1.8994
Sale	55,633	1.8900

(d) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	68,785	2.1170
CFD	Short	5,767	2.1714
CFD	Short	8,757	2.1714
CFD	Long	29,568	1.8894
CFD	Short	7,493	1.8600
CFD	Short	12,907	1.8600
CFD	Long	8,476	2.2630
CFD	Long	33,397	2.2358
CFD	Short	2,900	1.9303
CFD	Short	4,500	2.1210
CFD	Short	69,800	2.2248
CFD	Long	5,000	2.1411
CFD	Long	20,368	2.1271
CFD	Long	25,576	2.2146

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


MISYS
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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 12/06/2006

RNS Number:4458E
Morgan Stanley Securities Ld(EPT)
12 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	9 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
720,676	2.28	1.85

Total number of securities sold	Highest price received (Note 3)	Lowest price
326,962	2.29	1.82

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	4,062	2.22
CFD	LONG	34,614	2.22
CFD	LONG	70,000	2.28
CFD	LONG	12,000	2.22
CFD	LONG	600,000	2.17
CFD	SHORT	21,202	2.11
CFD	SHORT	87,000	2.14
CFD	SHORT	33,931	2.01
CFD	SHORT	28,092	2.12
CFD	SHORT	8,280	2.12
CFD	SHORT	46,657	2.17

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	12 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVRRFIFLIR



REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS Plc
Released: 13/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	12 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	6,194,192 (1.23%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,194,192 (1.23%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	766,210	217.70p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 June 2006
Contact name	Darren Adam
Telephone number	020 7777 0424
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


MISYS
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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 13/06/2006

RNS Number:4853E
Morgan Stanley Securities Ld(EPT)
13 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
202,000	2.16	2.08

Total number of securities sold	Highest price received (Note 3)	Lowest price
571,300	2.22	2.09

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric
CFD	LONG	16,000	2.15
CFD	LONG	86,000	2.17
CFD	LONG	100,000	2.14
CFD	SHORT	7,762	2.14
CFD	SHORT	25,515	2.15
CFD	SHORT	6,000	2.09
CFD	SHORT	52,595	2.18
CFD	SHORT	25,461	2.15
CFD	SHORT	112,459	2.15
CFD	SHORT	35,562	2.18
CFD	SHORT	33,797	2.18
CFD	SHORT	272,149	2.18

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	13 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSLRIIVLIR



REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 13/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
22,856	2.1775 GBP	2.125 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
23,154	2.205 GBP	2.1075 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 13/06/2006

RNS Number:4880E
Societe Generale Asset Mngmt UK Ld
13 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	SOCIETE GENERALE ASSET MANAGEMENT
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD
Date of dealing	12 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	13,393,577	(2.68%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	13,393,577	(2.68%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	296,000	2.1 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 13 JUNE 2006

Contact name MYRA RAND

Telephone number 020 7090 2590

If a connected EFM, name of offeree /offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETEAFKDFSFKEFE

REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 13/06/2006

RNS Number:5083E
Fidelity International Ltd
13 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR Corp. and/or one or more of its direct or indirect subsidiaries And Fidelity International Limited and/or one or more of its direct and indirect subsidiaries
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	12 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	13,359,639	(2.68%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	13,359,639	(2.68%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sell	979,000	3.9194 GBP/Share
Sell	8,000	3.9195 GBP/Share
Sell	250,000	4.0271 GBP/Share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 June 2006
Contact name	Teresa Garry
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZXLFFQQBZBBQ



REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys PLC<MSY.L>
Released: 13/06/2006

RNS Number:5118E
HBOS PLC
13 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	12 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	33,092,282	(6.627%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	33,092,282	(6.627%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	216,100	£2.182

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 13 June 2006

Contact name Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETMGGMVKFVGVZM



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 13/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	12 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,328,606	(4.07%)	249,295	(0.05%)
(2) Derivatives (other than options)	582,425	(0.12%)	132,259	(0.03%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,911,031	(4.19%)	381,554	(0.08%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)

CFD	Short	62,604	2.1523

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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Home > Investors > Announcements

REG-Misys PLC <MSY.L> Independent Committee Update
Released: 14/06/2006

RNS Number:5381E
Misys PLC
14 June 2006

For immediate release
14 June 2006

On 9 June 2006, Misys plc ("Misys") confirmed that it had received a request from certain members of the senior management team to explore the possibility of making an offer for Misys. An Independent Committee of the Board, comprising all of the non-executive directors and chaired by Sir Dominic Cadbury, has been formed to consider the request.

The Independent Committee has now authorised certain members of the senior management team, on a non-exclusive basis, to explore the possibility of making an offer for Misys. At this preliminary stage, the Independent Committee has not yet authorised the release of any non-public information.

The Independent Committee believes there is significant value within Misys and is confident in the growth prospects of the Company. The Independent Committee is considering the best way of maximising value for all shareholders while at the same time minimising disruption to the business and employees.

The Independent Committee reconfirms that no offer has been received and no price has been discussed in relation to either all or part of Misys and therefore there is no certainty that an offer will be forthcoming.

JPMorgan Cazenove has been appointed to advise the Independent Committee.

A further announcement will be made in due course, as appropriate.

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

JPMorgan Cazenove, which is authorised by the Financial Services Authority, is acting exclusively for Misys and no one else and will not be responsible to anyone other than Misys for providing the protections offered to clients of JPMorgan Cazenove or for providing advice in relation to matters referred to herein.

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys

is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

STRFGGMVGFNGVZZ



REG-UBS Global Asset Man Rule 8.3- Misys PLC<MSY.L>
Released: 14/06/2006

RNS Number:5477E
UBS Global Asset Management (UK)Ltd
14 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1) UBS GLOBAL ASSET MANAGEMENT (UK) LTD

Company dealt in MISYS

Class of relevant security
to which the dealings
being disclosed relate (Note 2) ORDINARY SHARE

Date of dealing 13-JUN-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,822,193.00	7.9749	.00	.0000%
(2) Derivatives (other than options)		0%		
(3) Options and agreements to purchase/sell		0%		
Total	39,822,193.00	7.9749	.00	.0000%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	4,515.00	210.5P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 14-JUN-2006

Contact name PANNA GOHIL

Telephone number 020-7901-5139

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS

The company news service from the London Stock Exchange

END

RETEANKLFAAKEEE

REG-UBS Global Asset Man Rule 8.3- Misys PLC<MSY.L>
Released: 14/06/2006

RNS Number:5476E
UBS Global Asset Management (UK)Ltd
14 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARE
Date of dealing	12 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
	39,826,708.00			
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,826,708.00			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

SALE	21,098	£215P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure 14 JUNE 2006

Contact name PANNA GOHIL

Telephone number 020 7901 5139

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEANKLFAAKEEE

REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS PLC
Released: 14/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	13 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	6,144,496 (1.22%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,144,496 (1.22%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	49,696	210.60p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 June 2006
Contact name	Gapsun Rhee
Telephone number	020 7325 5808
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-Legal&Gen Inv Mgmnt Rule 8.3- Misys Plc<MSY.L>
Released: 14/06/2006

RNS Number:5541E
Legal & General Investment Mgmnt Ld
14 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	13 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	18,501,831	3.70%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	18,501,831	3.70%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Sale	80,000	GBP 2.1088

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 14 June 2006

Contact name Helen Lewis

Telephone number 0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUQCQUPQGUC


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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 14/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
227,011	2.1325 GBP	2.1025 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
223,139	2.1325 GBP	2.1325 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 14/06/2006

RNS Number:5606E
Morgan Stanley Securities Ld(EPT)
14 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
201,119	2.13	2.10

Total number of securities sold	Highest price received (Note 3)	Lowest price
71,753	2.13	2.10

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric
CFD	LONG	32,000	2.13
CFD	LONG	150,000	2.12
CFD	LONG	19,119	2.13
CFD	SHORT	26,926	2.13
CFD	SHORT	24,400	2.12
CFD	SHORT	20,427	2.11

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	14 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFFLRRISLIR


MISYS
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REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 14/06/2006

RNS Number:5653E
Societe Generale Asset Mngmt UK Ld
14 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	SOCIETE GENERALE ASSET MANAGEMENT
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD
Date of dealing	13 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	13,652,577	(2.73%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	13,652,577	(2.73%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	259,000	2.11 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 14 JUNE 2006

Contact name MYRA RAND

Telephone number 020 7090 2590

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END

RETEAAKLFEDKEFE

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 14/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	13 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,328,606	(4.07%)	344,107	(0.07%)
(2) Derivatives (other than options)	621,965	(0.12%)	75,305	(0.02%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,950,571	(4.20%)	419,412	(0.08%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)

(b) Derivatives transactions (other than options)

Product name,	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)

e.g. CFD

CFD	Short	37,275	2.108109

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 14/06/2006

RNS Number:5882E
HBOS PLC
14 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	13 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	33,217,218	(6.452%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	33,217,218	(6.452%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

Sale	890,808	£2.105
Purchase	15,744	£2.119

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 14 June 2006

Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETMGGMVKDKGVZM




RECEIVED

REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 14/06/2006

RNS Number:5877E
Fidelity International Ltd
14 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	13 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	10,797,239	(2.16%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,797,239	(2.16%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	1,695,400	2.1050 GBP/SHARE
SELL	867,000	2.1102 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 JUNE 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETEZLFFQQBFBBL

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 15/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
149,053	2.16 GBP	2.125 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
149,253	2.16 GBP	2.1 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	15 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 15/06/2006

RNS Number:6336E
Morgan Stanley Securities Ld(EPT)
15 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
164,851	2.13	2.10

Total number of securities sold	Highest price received (Note 3)	Lowest price
120,744	2.14	2.09

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	8,882	2.11
CFD	LONG	150,000	2.11
CFD	LONG	5,918	2.12
CFD	SHORT	42,694	2.11
CFD	SHORT	30,600	2.12
CFD	SHORT	22,528	2.1C
CFD	SHORT	22,437	2.11
CFD	SHORT	1,837	2.12

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forn rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	15 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFVLRFIELIR


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REG-Misys: Holding(s) in Company <MSY.L>
Released: 15/06/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    14.06.06

12. Total holding following this notification

    MATERIAL - 11,830,259

    NON-MATERIAL - 53,671,834

    TOTAL -65,502,093

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    13.2.%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

andrea gray

Date of notification: 15 June 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 12 June 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	37,574
UBS Fund Management (Switzerland) AG	5,358,008
UBS Fund Services (Luxembourg) SA	9,306,760
UBS Global Asset Management (Americas) Inc.	161,935
UBS Global Asset Management (Canada) Co.	78,975
UBS Global Asset Management (Deutschland) GmbH	1,460,850
UBS Global Asset Management (France) SA	133,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,507,812
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	32,677,967
UBS AG - Wealth Management and Business Banking	771,836
UBS AG, Jersey Branch	4,450
UBS Wealth Management (UK) Ltd	456,965
Sub Total	53,671,834
Material Interest	
UBS AG London Branch	8,047,686
UBS Global Asset Management (Life) Ltd	3,782,573
Sub Total	11,830,259
TOTAL	65,502,093

END


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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 15/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	14 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,328,606	(4.07%)	471,254	(0.09%)
(2) Derivatives (other than options)	652,398	(0.13%)	35,000	(0.01%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,981,004	(4.20%)	506,254	(0.10%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)

(b) Derivatives transactions (other than options)

Product Long/Short Number of Securities Price Per

name, e.g. CFD	(Note 6)	(Note 7)	Unit (GBP)
CFD	Short	13,839	2.100921

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	15 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-Misys PLC <MSY.L> Corporate Broker
Released: 15/06/2006

RNS Number:6873E
Misys PLC
15 June 2006

15 JUNE 2006
FOR IMMEDIATE RELEASE

Misys plc ("Misys") confirms that Morgan Stanley has resigned as Misys' corporate broker with immediate effect. The Company retains JPMorgan Cazenove as sole corporate broker.

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

STRDELFFQQBZBBZ



REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 16/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
10,763	2.2025 GBP	2.1725 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
11,913	2.2025 GBP	2.195 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk



REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 16/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
10,763	2.2025 GBP	2.1725 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
11,913	2.2025 GBP	2.195 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	16 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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RECEIVED

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 16/06/2006

RNS Number:7082E
Morgan Stanley Securities Ld(EPT)
16 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	15 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
59,262	2.21	2.11

Total number of securities sold	Highest price received (Note 3)	Lowest price
49,733	2.21	2.10

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	4,781	2.12
CFD	LONG	54,481	2.18
CFD	SHORT	10,733	2.20
CFD	SHORT	39,000	2.19

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	16 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFSIRAIRLIR


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RECEIVED

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REG-Legal&Gen Inv Mgmnt Rule 8.3- MISYS<MSY.L>
Released: 16/06/2006

RNS Number:7158E
Legal & General Investment Mgmnt Ld
16 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	15 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,293,795	3.86%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	19,293,795	3.86%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Purchase	31,900	GBP 2.1748

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	16 June 2006
Contact name	Helen Tasker
Telephone number	0207 528 6818
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETILFSLRVIRLIR

REG-Societe Generale Ast Rule 8.3- MISYS Plc<MSY.L>
Released: 16/06/2006

RNS Number:7181E
Societe Generale Asset Mngmt UK Ld
16 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Societe Generale Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord
Date of dealing	15 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	13,712,577	(2.746%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	13,712,577	(2.746%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	60,000	2.11 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)   NO

Date of disclosure   16 June 2006

Contact name   Myra Rand

Telephone number   020 7090 2590

If a connected EFM, name of offeree /offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAFKKFSFKEFE



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 16/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	15 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,313,144	(4.07%)	348,808	(0.07%)
(2) Derivatives (other than options)	589,527	(0.12%)	114,339	(0.02%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,902,671	(4.19%)	463,147	(0.09%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(c) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,946	2.1027
Purchase	1,500	2.1104
Purchase	3,000	2.1096

Purchase	6,000	2.1204
Purchase	96,449	2.1178
Purchase	1,500	2.1663
Sale	21,264	2.1146
Sale	700	2.1064
Sale	35,100	2.1125
Sale	15,537	2.1425
Sale	9,875	2.1786
Sale	11,990	2.2021
Sale	2,533	2.1607
Sale	18,358	2.1602
Sale	2,800	2.1657
Sale	7,700	2.1297

(d) Derivatives transactions (other than options)

Product Name	Long/Short	Number of securities	Price per unit
CFD	Short	82052	2.13220336
CFD	Long	2533	2.16067114
CFD	Short	96449	2.11780983
CFD	Long	18358	2.16023423
CFD	Long	7700	2.12968052
CFD	Long	9875	2.17858633
CFD	Long	11990	2.20206005
CFD	Short	1500	2.16626667
CFD	Short	6000	2.12042333
CFD	Long	2800	2.16572857
CFD	Short	9,465	2.1446

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	16 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc - Amend<MSY.L>
Released: 16/06/2006

RNS Number:7428E
HBOS PLC
16 June 2006

The following replaces the Rule 8.3 announcement released on 14 June 2006 at 15.17 Number 5882E.

The resultant holding was incorrectly reported as 33,217,218 and has now been corrected to 32,217,218.

All other details remain unchanged and the amended text appears below.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	13 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,217,218	(6.452%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,217,218	(6.452%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	890,808	£2.105
Purchase	15,744	£2.119

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any

derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	14 June 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZQLFFQQBZBBD



REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS Plc
Released: 19/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	16 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	6,127,148 (1.21%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,127,148 (1.21%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	17,348	216.00p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 June 2006
Contact name	Darren Adam
Telephone number	020 7777 0424
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 19/06/2006

RNS Number:7923E
Morgan Stanley Securities Ld(EPT)
19 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	16 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
58,996	2.16	2.12

Total number of securities sold	Highest price received (Note 3)	Lowest price
51,404	2.25	2.12

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric
CFD	LONG	56,272	2.13
CFD	LONG	1,076	2.14
CFD	SHORT	2,633	2.14
CFD	SHORT	7,000	2.23
CFD	LONG	1,648	2.13
CFD	SHORT	2,140	2.13

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	19 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFFLRIIALIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 19/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	16 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
99,133	2.24 GBP	2.138 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
99,133	2.234 GBP	2.128 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk



REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 19/06/2006

RNS Number:8091E
State Street Global Advisors
19 June 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	16/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	10750897	2.13502		
(2) Derivatives other than options	0	0.00000	185865	0.03691
(3) Options & Agreements to Purchase/Sell				
Total	10750897	2.13502	185865	0.03691

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	19265	2.14
BUY	95283	2.14
BUY	5735	2.14
BUY	15519	2.14
BUY	5397	2.14
BUY	30811	2.14
BUY	5700	2.14

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	19/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUWCQUPQGPB



REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 19/06/2006

RNS Number:8025E
Societe Generale Asset Mngmt UK Ld
19 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	SOCIETE GENERALE ASSET MANAGEMENT
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD
Date of dealing	16 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	13,862,577	(2.776%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	13,862,577	(2.776%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	150,000	2.21 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 JUNE 2006
Contact name	MYRA RAND
Telephone number	020 7090 2590
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEAAKNFFDKEFE


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RECEIVED

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 19/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	16 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,313,144	(4.07%)	375,437	(0.08%)
(2) Derivatives (other than options)	613,594	(0.12%)	79,165	(0.02%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,926,738	(4.19%)	454,602	(0.09%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

(b) Derivatives transactions (other than options)

Product Name	Long/Short	Number of securities	Price per unit
CFD	Short	9,079	2.1429

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS Plc
Released: 20/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	19 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	6,124,543 (1.21%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,124,543 (1.21%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,605	216.50p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 June 2006
Contact name	Darren Adam
Telephone number	020 7777 0424
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 20/06/2006

RNS Number:8648E
Morgan Stanley Securities Ld(EPT)
20 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
18,000	2.15	2.14

Total number of securities sold	Highest price received (Note 3)	Lowest price
128,640	2.16	2.13

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	10,000	2.15
CFD	SHORT	36,011	2.17
CFD	SHORT	16,961	2.15
CFD	SHORT	14,900	2.17
CFD	SHORT	46,313	2.15
CFD	SHORT	14,455	2.16

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	20 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVIRIIIFIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 20/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
11,600	2.1775 GBP	2.1575 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	Misys Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 20/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	19 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,260,135	(4.06%)	422,637	(0.08%)
(2) Derivatives (other than options)	646,303	(0.13%)	95,452	(0.02%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,906,438	(4.19%)	518,089	(0.10%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	16,287	2.1414
Purchase	15,895	Transfer
Sale	1,200	2.1675
Sale	43	2.1550

Sale	46,000	2.1497
Sale	15,895	2.1413
Sale	15,895	Transfer
Sale	6,158	2.1675

(b) Derivatives transactions (other than options)

Product Name	Long/Short	Number of securities	Price per unit
CFD	Short	14,491	2.1527
CFD	Short	16,287	2.14142
CFD	Long	1,200	2.16750
CFD	Long	46,000	2.14968

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 20/06/2006

RNS Number:8992E
HBOS PLC
20 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	19 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,234,543	(6.455%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,234,543	(6.455%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Purchase	17,324	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	20 June 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZGGZVKGVGVZM

REG-Misys: Holding(s) in Company <MSY.L>
Released: 20/06/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   BARCLAYS BANK THROUGH VARIOUS LEGAL ENTITIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    19.06.06

12. Total holding following this notification

    NOT KNOWN

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    BELOW 3%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 20 JUNE 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END



REG-Misys: Trading Statement <MSY.L>
Released: 21/06/2006

FOR IMMEDIATE RELEASE
Wednesday, 21 June 2006

Misys plc

Trading update for the full year ended 31 May 2006

A conference call for analysts and investors will be held at 8.30am today. Details of the call can be found at the end of this trading update. Misys plc preliminary results will be announced on 27 July 2006.

Commenting on the update, Kevin Lomax, Chief Executive, Misys, said:
"We have continued to develop our core businesses of Banking and Healthcare, investing in our product portfolio to align it more closely with the higher-growth opportunities in our markets. Response to our investment has been positive, demonstrated by significant demand for a number of our key products and by new-name customer wins, but we know there is more to be done to maximise future growth."

The figures in this trading update are unaudited and have been prepared in accordance with IFRS.

Financial and business highlights

* Adjusted basic EPS* expected in the range of 14.1p to 14.6p per share
* Banking (like for like**): ILF order intake up 8% at £84m, total revenues up 7%
* Healthcare (like for like**): ILF order intake down 4% at £55m, total revenues up 3%
* Sesame: strong revenue growth and margin improvement***; additional £16m exceptional charge associated with regulatory reviews and endowment complaints
* General Insurance: disposal completed for proceeds of £183m, generating a profit of £172m, after taxation
* Increased resources and investment in product development

* Adjusted basic EPS is calculated pre exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles and is based on an average number of shares in issue of 484m.
** Where like for like data is provided, it is at constant exchange rates and excludes disposals and non comparable periods in respect of acquisitions.
*** Operating margin information is presented pre exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles.

Further information on the results for the period under review on both an as reported and like for like basis is contained in the Notes to this trading update.

Unless otherwise stated all figures in the paragraphs below refer to like for like data.

Group overview

We continue to see attractive growth opportunities in our two core markets of banking and healthcare. We are increasingly focusing our product portfolio, through significant investment in product development, to take advantage of higher-growth segments, although we recognise that there is more to do in this regard. During the year we achieved strong sales to new-name customers, while the continued growth of our recurring revenue streams demonstrated the resilience of our relationships with existing customers.

Misys Banking Systems

Total revenues were up 7%, and on a reported basis, with a favourable movement in exchange rates, revenues were up 9%. ILF revenues rose 15%. ILF order intake

increased by 8%, with more than 30 new-name wins, against a strong prior year comparable period.

Professional Services revenues fell by 1%, reflecting the impact of the contract deferrals highlighted at the time of our AGM trading update.

Maintenance revenues were up 3%, again demonstrating the stability of our large installed customer base.

Operating margin on a reported basis is expected to be around 14%, in comparison with 16.8% in the prior year.

The restructuring announced at the time of our interim statement is now complete. We have brought together our retail and wholesale banking operations as Core Banking, and have integrated the Basel II compliance solution, Almonde, into that business unit. We are retaining our Risk Vision business and focussing it on serving its existing customers.

As a result of the restructuring, the division has incurred an exceptional charge of £14m (including a £3m write-off of capitalised development costs relating to Risk Vision), which is within the expected range indicated at the time of our Interim results. Consequently, we expect to achieve cost savings of about £15m in the financial year ending 31 May 2007 which will largely be reinvested in the business, particularly in product development.

Misys Healthcare Systems

Total revenues were up 3%, and on a reported basis, with the benefit of movement in exchange rates and of acquisitions, revenues were up 9%. During the period our sales teams achieved considerable success in winning new-name customers but new sales to our installed base were below the previous year.

ILF revenues were down 4% and ILF order intake decreased by 4%. Professional Services revenues showed strong growth, up 10%. Professional Services are becoming more significant in our sales mix as the shift in demand to more complex clinical products continues. Hospital solutions such as Misys CPR have a smaller proportion of ILF revenue and a greater proportion of professional services revenue in comparison with departmental products.

Maintenance revenues increased by 8%, again demonstrating the strength of our installed base. Transaction Processing revenues remained flat but increased 8% on a reported basis.

The integration of the Payerpath business, which we acquired in the second half of the year, is going to plan. This, together with other assets in the physicians market which we acquired towards the end of the year, has given rise to an exceptional acquisition integration charge of £2m, and to an operating loss of £1m in the year to 31 May 2006. The future growth in profits from these assets is expected to be slow at first, because of the nature of the subscription-based business model. As a result, we expect these acquisitions to generate further operating losses of £3m in the year to 31 May 2007, thereafter becoming profitable and delivering good growth.

Operating margin on a reported basis is expected to be slightly ahead of the prior year at around 15% compared to 14.6%.

Sesame

Total revenues in Sesame were 18% higher than in the prior year. This reflects a significant increase in RI productivity, including strong take-up of Sesame's mortgage and multi-tie offerings. Encouragingly over 1,000 financial advisers have been recruited into the Sesame Select open multi-tie proposition, with 700 having begun trading, since launch last July. As expected, a number of these advisers have transferred from our existing propositions, contributing to a reduction in the membership of both Sesame Network and Sesame Direct. Operating margin improved slightly to just over 2%.

Costs incurred and changes to the future estimated costs and redress payments associated with regulatory reviews and endowment complaints have resulted in an exceptional charge of £16m in the year.

General Insurance

On 5 May 2006 we completed the sale of our general insurance broking systems business. The gross proceeds from the sale were £183m with a profit on disposal of £172m, after taxation.

The General Insurance business contributed profit before taxation, excluding profits on disposal, of £15m in the year up to the date of disposal and £16m in the prior year, these profits being included within adjusted EPS.

Exceptional Items

An analysis of exceptional items can be found in the Notes to this trading update. The exceptional items not referred to above include:

In July 2005, Misys disposed of its 60% investment in AssureWeb Ltd for a cash consideration of £3m, realising a loss on disposal of £3m.

In August 2005, Misys disposed of its 29% investment in First Software (UK) Ltd for a cash consideration of £9m, realising a profit on disposal of £8m.

Costs related to the terminated disposal process for Sesame amounted to £1m.

Foreign exchange

Retranslating the results for 2005 using the average exchange rates for 2006 increases 2005 revenues by £17m and operating profit by £2m and this is reflected in the like for like comparative results. The most significant impact is from the movement in the US dollar, where the average exchange rate in 2006 was US$1.7760:£1 compared to US$1.8586:£1 in 2005. The US$ exchange rate at 31 May 2006 was US$1.8731:£1. If we were to retranslate our 2006 results at the closing exchange rates at 31 May 2006 instead of the average rates for the year this would result in revenue and operating profit decreasing by approximately £ 20m and £4m respectively on an adjusted basis.

ENDS

A conference call for analysts and investors will be held at 8.30am today. To access this call please dial +44 (0) 1452 542300; Passcode 1996528. The call will be available for replay from later today until the 5 July 2006 on +44 (0) 1452 550000; Passcode 1996528#.

For further information, please contact:

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam	Josh Rosenstock
Tel: +44 (0) 20 7368 2305	Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721	Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk	Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY.L), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

NOTES

These Notes are provided to assist assessment of the performance of the Group from this trading update.

All figures below are unaudited and are prepared in accordance with IFRS. The data below has been provided on both an as reported basis and on a like for like basis. In this trading update the like for like numbers illustrate the underlying trading performance of the Group in the period under review. The like for like results exclude the results of the businesses disposed of (General Insurance and AssureWeb) and the incremental benefit of acquisitions made in the current and comparator periods. Like for like figures are quoted in sterling using average exchange rates for the year ending 31 May 2006.

Operating margin information is presented pre exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles.

GROUP

CONTINUING OPERATIONS	AS REPORTED			LIKE FOR LIKE	
	FY: 2005	FY 2006		FY:2006	
	£m	% Change	£m	% Change	£m
REVENUE					
Group total	854.7	11%		10%	
Banking	245.0	9%		7%	
Healthcare	290.5	9%		3%	
Sesame	319.2	16%		18%	

Group operating margin	9.8%	Around 9%

Net interest payable and other finance costs are between £15m and £17m.
During the year the Group purchased 12m shares held as Treasury shares, in addition 8m shares held in Treasury were cancelled and a further 2m transferred out to meet employee share options. These transactions together with purchases made last year reduced the average number of shares in issue that is used in the basic EPS calculation to 484m compared with 499m last year. Adjusted basic EPS for the year is expected to be in the range of 14.1p to 14.6p per share.
The following items have not been included in the above results due to their one off nature and will be classified as exceptional items within our financial statements.

	2005	2006
	£m	£m
Estimated costs and redress payments associated with regulatory reviews and endowment complaints	(9)	(16)
Restructuring programme	-	(14)
Acquisition integration costs	-	(2)
Terminated disposal costs	-	(1)
Profit on disposal of associate	-	8
Loss on disposal of businesses	(3)	(3)
	(12)	(28)

During the year the Group disposed of its General Insurance business, which will be disclosed as a discontinued operation within the accounts. This realised a profit on disposal of £172m after taxation, which is excluded from the adjusted EPS. The General Insurance business contributed profit before taxation, excluding profit on disposal, of £15m up to the point of disposal, compared to £16m last year, these profits being included within adjusted EPS.

BANKING DIVISION

	AS REPORTED			LIKE FOR LIKE	
	FY: 2005	FY 2006		FY:2006	
	£m	% Change	£m	% Change	£m
REVENUE					
Total revenue	245.0	9%		7%	
Initial Licence Fees (ILF)	72.1	16%		15%	
Maintenance	115.5	5%		3%	
Professional Services	47.8	4%		(1%)	
ILF order intake	77	9%	84	8%	84
Closing ILF order book	31	0%	31	(1%)	31
Operating margin	16.8%	around 14%			

HEALTHCARE DIVISION

	AS REPORTED			LIKE FOR LIKE	
	FY: 2005	FY 2006		FY:2006	
	£m	% Change	£m	% Change	£m
REVENUE					
Total revenue	290.5	9%		3%	
Initial Licence Fees (ILF)	56.6	1%		(4%)	

Maintenance	108.6	14%		8%	
Professional Services	29.6	15%		10%	
Transaction Processing	65.1	8%		0%	
ILF order intake	55	0%	55	(4%)	55
Closing ILF order book	29	(8%)	27	(6%)	27
Operating margin	14.6%	around 15%			

SESAME

	AS REPORTED			LIKE FOR LIKE	
	FY: 2005	FY 2006		FY:2006	
	£m	% Change	£m	% Change	£m
Total revenue	319.2	16%		18%	
Operating margin	2.0%	around 2%			

	Average number of RIs		Closing number of RIs	
			31 May 2005	31 May 2006
	FY: 2005	FY: 2006		
Sesame Network	5,050	4,650	5,050	4,300
Sesame Direct	2,350	3,050	3,100	2,400
Sesame Select	-	100	-	700
Total	7,400	7,800	8,150	7,400

ADDITIONAL INFORMATION

	2005	2006
	£m	£m
Capitalisation of developed software	11	14
Amortisation of developed software	(4)	(5)
Share-based payments	10	10

FOREIGN EXCHANGE

The principal foreign exchange rates used by the Group are detailed in the table below.

	At 31 May 2005		At 31 May 2006	
	Closing	Average	Closing	Average
US Dollar	1.8229	1.8586	1.8731	1.7760
Euro	1.4762	1.4618	1.4596	1.4647

END



REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS Plc
Released: 21/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	20 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	5,978,130 (1.18%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	5,978,130 (1.18%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	146,413	216.76p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21 June 2006
Contact name	Darren Adam
Telephone number	020 7777 0424
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 21/06/2006

RNS Number:9386E
Morgan Stanley Securities Ld(EPT)
21 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
111,347	2.17	2.16

Total number of securities sold	Highest price received (Note 3)	Lowest price
343,760	2.17	2.14

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric
CFD	LONG	14,816	2.17
CFD	SHORT	20,886	2.17
CFD	LONG	14,900	2.17
CFD	SHORT	81,974	2.17
CFD	SHORT	52,468	2.16
CFD	SHORT	188,432	2.17

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	21 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFFLRVILFIR



REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 21/06/2006

RNS Number:9410E
HBOS PLC
21 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	20 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,258,543	(6.460%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,258,543	(6.460%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Purchase	24,000	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 21 June 2006

Contact name Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFGGZVMMLGVZM


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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 21/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
50,000	2.16 GBP	2.16 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
50,962	2.17 GBP	2.16 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk



REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 21/06/2006

RNS Number:9561E
Fidelity International Ltd
21 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP.AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	20 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	10,084,839	(2.02%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,084,839	(2.02%)		

ADDITIONAL DIFFERENCE IN TOTAL HOLDINGS IS DUE TO NON-MARKET TRANSACTION

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	477,500	2.1615 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21 JUNE 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A

If a connected EFM, state nature of connection (Note 10)   N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZFLFLQQBBBBZ



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 21/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	20 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,267,954	(4.06%)	395,342	(0.08%)
(2) Derivatives (other than options)	609,783	(0.12%)	66,790	(0.01%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,877,737	(4.18%)	462,132	(0.09%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	80,995	2.1653
Purchase	10,554	2.1700
Sale	1,368	2.1600
Sale	53,700	2.1597

Sale	28,662	2.1660

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	28662	2.16605
CFD	Short	80995	2.16531
CFD	Long	53700	2.15968
CFD	Short	9225	2.1637

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-Misys: Holding(s) in Company <MSY.L>
Released: 21/06/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    20.06.06

12. Total holding following this notification

    MATERIAL - 16,332,442

    NON-MATERIAL - 53,891,458

    TOTAL -70,233,900

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    14.06%

14. Any additional information

15. Name of contact and telephone number for queries

    ANDREA GRAY

    01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

andrea gray

Date of notification: 21 June 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 21June 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	37,574
UBS Fund Management (Switzerland) AG	5,358,008
UBS Fund Services (Luxembourg) SA	9,529,899
UBS Global Asset Management (Americas) Inc.	161,935
UBS Global Asset Management (Canada) Co.	78,975
UBS Global Asset Management (Deutschland) GmbH	1,460,850
UBS Global Asset Management (France) SA	133,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,507,812
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	32,673,452
UBS AG - Wealth Management and Business Banking	771,836
UBS AG, Jersey Branch	4,450
UBS Wealth Management (UK) Ltd	457,965
Sub Total	53,891,458
Material Interest	
UBS AG London Branch	12,549,869
UBS Global Asset Management (Life) Ltd	3,782,573
Sub Total	16,332,442
TOTAL	70,233,900

END



REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 22/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
9,500	2.16988 GBP	2.16 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
3,500	2.1725 GBP	2.1725 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	22 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 22/06/2006

RNS Number:0071F
Morgan Stanley Securities Ld(EPT)
22 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
190,993	2.16	2.11

Total number of securities sold	Highest price received (Note 3)	Lowest price
102,251	2.15	2.12

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	49,020	2.13
CFD	SHORT	102,251	2.13
CFD	LONG	14,000	2.14
CFD	LONG	65,248	2.12
CFD	LONG	12,725	2.17

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	22 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFILRFIFFIR



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 22/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	21 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,204,216	(4.05%)	429,233	(0.09%)
(2) Derivatives (other than options)	668,989	(0.13%)	81,594	(0.02%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,873,205	(4.18%)	510,827	(0.10%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,000	2.1029
Purchase	7,275	2.1304
Purchase	19,125	2.1421
Purchase	23,919	2.1275

Purchase	29,723	2.1225
Sale	2,275	2.1455
Sale	34,100	2.1459
Sale	2,000	2.1346
Sale	40,300	2.1270
Sale	4,321	2.1523
Sale	15,000	2.1159
Sale	46,784	2.1100

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	4,321	2.15228
CFD	Short	19,125	2.14206
CFD	Long	34,100	2.14589
CFD	Short	23,919	2.12750
CFD	Long	40,300	2.12698
CFD	Short	1,000	2.10292
CFD	Long	15,000	2.11586
CFD	Short	7,275	2.13043
CFD	Long	2,000	2.13458

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 22/06/2006

RNS Number:0270F
Fidelity International Ltd
22 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR Corp. and/or one or more of its direct or indirect subsidiaries And Fidelity International Limited and/or one or more of its direct and indirect subsidiaries
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	21 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	10,092,321	(2.02%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,092,321	(2.02%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Buy	7,482	2.1121 GBP/Share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22 June 2006
Contact name	Teresa Garry
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETZLLFLQQBLBBZ



REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 22/06/2006

RNS Number:0361F
HBOS PLC
22 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	21 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,356,443	(6.480%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,356,443	(6.480%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Purchase	97,900	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	22 June 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZGGZVKZKGVZM


MISYS
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REG-Co-operative Ins.Soc Rule 8.3- Misys PLC<MSY.L>
Released: 22/06/2006

RNS Number:0373F
Co-operative Insurance Society Ltd
22 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CO-OPERATIVE INSURANCE SOCIETY LIMITED PLUS FUNDS UNDER MANAGEMENT
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	UNIT TRUST
Date of dealing	21/06/2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,353,464	1.07		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1,000,000	2.1256

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	22/06/2006
Contact name	JIUNN WONG
Telephone number	0161 903 2572
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEASKAADLKEFE



REG-Co-operative Ins.Soc Rule 8.3- Misys PLC<MSY.L>
Released: 23/06/2006

RNS Number:0639F
Co-operative Insurance Society Ltd
23 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CO-OPERATIVE INSURANCE SOCIETY LIMITED PLUS FUNDS UNDER MANAGEMENT
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	UNIT TRUST
Date of dealing	22/06/2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	4,353,464	0.87		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1,000,000	2.1008

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23/06/2006
Contact name	JIUNN WONG
Telephone number	0161 903 2572
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETEANKDALXKEEE



REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS Plc
Released: 23/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	22 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	6,031,962 (1.20%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,031,962 (1.20%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	53,832	209.90p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23 June 2006
Contact name	Darren Adam
Telephone number	020 7777 0424
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 23/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
2,500	2.09675 GBP	2.09675 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	23 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 23/06/2006

RNS Number:0847F
Morgan Stanley Securities Ld(EPT)
23 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	22 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
118,765	2.12	2.08

Total number of securities sold	Highest price paid (Note 3)	Lowest price
24,914	2.09	2.03

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	65,000	2.1C
CFD	SHORT	19,711	2.1C
CFD	LONG	30,321	2.1C
CFD	LONG	17,000	2.11
CFD	LONG	6,444	2.1C

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forn rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	23 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFLFRAIVFIR

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 23/06/2006

RNS Number:0916F
HBOS PLC
23 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	22 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,349,202	(6.478%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,349,202	(6.478%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	7,241	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23 June 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETDGGZVZFRGVZM



REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 23/06/2006

RNS Number:0942F
Fidelity International Ltd
23 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

FMR CORP AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES

Company dealt in

MISYS PLC

Class of relevant security
to which the dealings being disclosed relate (Note 2)

ORDINARY SHARES

Date of dealing

22 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	9,999,178	(2.00%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,999,178	(2.00%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	93,143	2.0925 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23 JUNE 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETXXLFLQQBLBBL

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 23/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	22 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,212,233	(4.05%)	414,981	(0.08%)
(2) Derivatives (other than options)	654,737	(0.13%)	71,062	(0.01%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,866,970	(4.18%)	486,043	(0.10%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,980	2.1849
Purchase	6,725	2.1849
Purchase	14,298	2.1029
Purchase	46,054	2.1014

Sale	1,000	2.1071
Sale	3,000	2.0971
Sale	4,408	2.1025
Sale	10,532	2.1012
Sale	42,100	2.0997

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	10,532	2.10124
CFD	Short	46,054	2.10135
CFD	Long	42,100	2.09969
CFD	Long	1,000	2.10708
CFD	Short	14,298	2.10292
CFD	Long	3,000	2.09708

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 23/06/2006

RNS Number:1076F
UBS AG
23 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	22 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,426,434	1.09%	85,750	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,426,434	1.09%	85,750	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	4,377	208.75 pence
PURCHASE	2,400	209
PURCHASE	20,698	209.25
PURCHASE	47,849	209.5
SALE	27,228	209.5
PURCHASE	18,409	209.75
SALE	52,798	209.75
PURCHASE	385,055	210
SALE	54,515	210
PURCHASE	201,381	210.028296
SALE	201,381	210.028296
PURCHASE	191,762	210.100532
SALE	191,762	210.100532
PURCHASE	36,739	210.25
SALE	23,967	210.25
PURCHASE	20,716	210.5
SALE	2,699	210.5
SALE	12,699	210.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	23 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEXLFLQQBZBBF

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 23/06/2006

RNS Number:1187F
State Street Global Advisors
23 June 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	22/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 10,506 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	10750897	2.13502		
(2) Derivatives other than options	0	0.00000	175359	0.03482
(3) Options & Agreements to Purchase/Sell				
Total	10750897	2.13502	175359	0.03482

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)
CFD	LONG	10506	2.10

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	23/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A

If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUCUQUPQGMW



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 26/06/2006

RNS Number:1407F
Morgan Stanley Securities Ld(EPT)
26 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	23 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
63,492	2.16	2.11

Total number of securities sold	Highest price paid (Note 3)	Lowest price
150,350	2.15	2.11

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	43,534	2.14
CFD	SHORT	28,690	2.15
CFD	SHORT	49,555	2.14
CFD	SHORT	25,993	2.14
CFD	SHORT	2,578	2.14
CFD	LONG	7,000	2.13
CFD	LONG	56,492	2.14

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivati
referenced. If none, this should be stated.

Date of disclosure	26 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

EMMILFFIRAIRFIR

REG-Cazenove EPT Disclosure<MSY.L>
Released: 26/06/2006

RNS Number:1450F
Cazenove
26 June 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.50p
Date of dealing	23rd June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
207,561	£2.145.5p	£2.135p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
207,561	£2.15p	£2.135p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	26th June 2006
Contact name	Ray Halcro
Telephone number	0207 155 5014
Name of offeree/offeror with which connected	Misys PLC
Nature of connection (Note 6)	Cazenove are Broker to Misys PLC

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKAKQKBKDOAB


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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 26/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	23 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
115	2.125 GBP	2.125 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
3,500	2.14 GBP	2.14 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26 June 2006
Contact name	Gapsun Rhee
Telephone number	020 7325 5808
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

REG-UBS AG (EPT) Rule 8.3-Misys PLC -Amendment<MSY.L>
Released: 26/06/2006

RNS Number:1531F
UBS AG (EPT)
26 June 2006

This announcement replaces the previous RNS announcement reference 1076F released at 15:43 23 Jun 06. Amendment made to 2.(a) and 3.(a) due to the late entry of a trade. All other information remains unchanged.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	22 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,726,434	1.15%	85,750	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,726,434	1.15%	85,750	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	4,377	208.75 pence
PURCHASE	2,400	209
PURCHASE	20,698	209.25
PURCHASE	47,849	209.5
SALE	27,228	209.5
PURCHASE	18,409	209.75
SALE	52,798	209.75
PURCHASE	385,055	210
SALE	54,515	210
PURCHASE	201,381	210.028296
SALE	201,381	210.028296
PURCHASE	191,762	210.100532
SALE	191,762	210.100532
PURCHASE	36,739	210.25
SALE	23,967	210.25
PURCHASE	20,716	210.5
SALE	2,699	210.5
SALE	12,699	210.75
PURCHASE	300,000	210.21

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	23 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUNRURNKRNUAR



REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3 - Misys PLC<MSY.L>
Released: 26/06/2006

RNS Number:1589F
UBS AG
26 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	23 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,473,196	1.10%	87,292	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,473,196	1.10%	87,292	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	4903	211.5 pence
SALE	177	212.25
SALE	4374	212.25
PURCHASE	6906	212.75
PURCHASE	241	212.75
PURCHASE	6838	212.75
PURCHASE	778	213
PURCHASE	947	213
SALE	117	213
SALE	3597	213
PURCHASE	2100	213.25
PURCHASE	4071	213.25
PURCHASE	322	213.5
PURCHASE	1373	213.5
PURCHASE	1927	213.5
SALE	3955	213.5
SALE	3211	213.5
SALE	4489	213.5
SALE	1272	213.5
PURCHASE	1047	213.75
PURCHASE	7263	213.75
PURCHASE	1289	213.75
PURCHASE	489	213.75
PURCHASE	9044	213.75
PURCHASE	203	213.75
SALE	4758	213.75
SALE	1289	213.75
SALE	489	213.75
SALE	4021	213.75
PURCHASE	5402	214
PURCHASE	5893	214
SALE	5658	214
SALE	7746	214
SALE	931	214
SALE	1300	214
SALE	791	214
SALE	1810	214
SALE	4545	214
SALE	3163	214
SALE	5162	214
PURCHASE	4682	214.25
PURCHASE	5494	214.25
PURCHASE	2100	214.25
PURCHASE	777	214.25
PURCHASE	5606	214.25
PURCHASE	1548	214.25
PURCHASE	2452	214.25
PURCHASE	6444	214.25
PURCHASE	2912	214.25

PURCHASE	2765	214.25
SALE	2095	214.25
SALE	4682	214.25
SALE	18223	214.25
SALE	12314	214.25
SALE	10000	214.25
SALE	2686	214.25
SALE	7704	214.25
SALE	5494	214.25
SALE	1867	214.25
SALE	11802	214.25
SALE	198	214.25
SALE	2158	214.25
SALE	20000	214.25
SALE	777	214.25
SALE	11000	214.25
SALE	2653	214.25
SALE	1934	214.25
SALE	9413	214.25
SALE	9154	214.25
SALE	15846	214.25
SALE	8493	214.25
SALE	2156	214.25
SALE	8823	214.25
SALE	5528	214.25
SALE	9623	214.25
SALE	7630	214.25
SALE	7747	214.25
SALE	4704	214.25
SALE	10000	214.25
SALE	400	214.25
SALE	9896	214.25
SALE	25000	214.25
SALE	2800	214.25
PURCHASE	4300	214.5
PURCHASE	7200	214.5
SALE	2037	214.5
SALE	4215	214.5
SALE	4312	214.5
PURCHASE	3225	215
SALE	3268	215
SALE	156	215
SALE	3946	215
SALE	600	215
SALE	4643	215
SALE	5211	215
SALE	4988	215
SALE	5000	215.25
SALE	3300	215.25
SALE	4690	215.5
SALE	3300	216

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26 JUNE 2006
Contact name	ROBIN RAGNUTH
Telephone number	020 7567 8289
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBDGDLRDDGGLL



REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS PLC
Released: 26/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	23 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	6,176,412 (1.23%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,176,412 (1.23%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	170,011	213.00p GBP
Purchase	425,000	213.50p GBP
Sale	450,561	213.50p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 26/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	23 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,235,780	(4.05%)	432,480	(0.09%)
(2) Derivatives (other than options)	672,236	(0.13%)	59,777	(0.01%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,908,016	(4.19%)	492,257	(0.10%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(c) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,000	2.1454
Purchase	10,901	2.1404
Purchase	2,331	2.1400
Purchase	50,000	2.0991

Purchase	4,500	2.1400
Sale	33,900	2.1265
Sale	11,285	2.1435

(d) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	11,285	2.14346
CFD	Short	4,500	2.14000
CFD	Long	33,900	2.12646
CFD	Short	1,000	2.14543
CFD	Short	10,901	2.14043

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


MISYS
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REG-UBS Global Asset Man Rule 8.3- Misys PLC<MSY.L>
Released: 27/06/2006

RNS Number:2102F
UBS Global Asset Management (UK)Ltd
27 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

UBS GLOBAL ASSET MANAGEMENT (UK) LTD

Company dealt in

MISYS

Class of relevant security
to which the dealings being disclosed relate (Note 2)

ORDINARY SHARE

Date of dealing

26 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,963,147.00	8.0031%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,963,147.00	8.0031%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	226,291.00	£2.1513

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 27 JUNE 2006

Contact name PANNA GOHIL

Telephone number 020 7901 5139

If a connected EFM, name of
offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETEAEKXAAXKEFE


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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 27/06/2006

RNS Number:2249F
Morgan Stanley Securities Ld(EPT)
27 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
33,525	2.16	2.14

Total number of securities sold	Highest price paid (Note 3)	Lowest price
768,964	2.16	2.13

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	683,071	2.14
CFD	SHORT	673	2.15
CFD	SHORT	50,167	2.15
CFD	SHORT	35,053	2.15
CFD	LONG	15,900	2.15
CFD	LONG	17,625	2.15

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivati
referenced. If none, this should be stated.

Date of disclosure	27 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFELRAIDFIR



REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 27/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
211,912	2.1625 GBP	2.1375 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
204,700	2.1487 GBP	2.1475 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27 June 2006
Contact name	Gapsun Rhee
Telephone number	020 7325 5808
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk




RECEIVED
2006 AUG -8 A 9:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 27/06/2006

RNS Number:2339F
UBS AG
27 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	26 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,475,417	1.10%	93,150	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,475,417	1.10%	93,150	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	849	213.75 pence
PURCHASE	377	214
PURCHASE	2043	214
PURCHASE	917	214
SALE	917	214
PURCHASE	5938	214.25
SALE	831	214.25
SALE	5000	214.5
SALE	4700	214.5
SALE	2	214.5
SALE	8104	214.5
PURCHASE	5099	214.75
PURCHASE	2979	214.75
PURCHASE	3403	214.75
PURCHASE	1287	214.75
PURCHASE	995	214.75
PURCHASE	2262	214.75
PURCHASE	860	214.75
PURCHASE	4163	214.75
PURCHASE	133	214.75
PURCHASE	2646	214.75
PURCHASE	200	214.75
PURCHASE	2291	214.75
PURCHASE	4504	214.75
PURCHASE	733	214.75
PURCHASE	4381	214.75
PURCHASE	1285	214.75
PURCHASE	30	214.75
SALE	831	214.75
SALE	4673	214.75
SALE	2082	214.75
SALE	860	214.75
SALE	5000	214.75
SALE	544	214.75
SALE	356	214.75
PURCHASE	118540	214.924188
SALE	118540	214.924188
PURCHASE	823	215
PURCHASE	2185	215
PURCHASE	4622	215
PURCHASE	5884	215
PURCHASE	313	215
PURCHASE	10470	215
PURCHASE	5599	215
PURCHASE	1162	215
PURCHASE	6565	215
PURCHASE	1	215
PURCHASE	4475	215
PURCHASE	3731	215
PURCHASE	2385	215
PURCHASE	2200	215
PURCHASE	2956	215
SALE	-823	215
SALE	-100	215
SALE	-1948	215
SALE	-949	215
SALE	-5000	215
SALE	-100	215
SALE	-5000	215
SALE	-887	215
SALE	-4674	215
SALE	-343	215

SALE	-830	215
SALE	-4042	215
SALE	-1137	215
SALE	-827	215
SALE	-4773	215
SALE	-4545	215
PURCHASE	112677	215.156984
SALE	-112677	215.156984
PURCHASE	1399	215.25
PURCHASE	3546	215.25
PURCHASE	1433	215.25
PURCHASE	506	215.25
PURCHASE	841	215.25
PURCHASE	1423	215.25
PURCHASE	1547	215.25
SALE	2047	215.25
SALE	5100	215.25
SALE	6779	215.25
SALE	841	215.25
SALE	1477	215.25
SALE	2322	215.25
SALE	1048	215.25
PURCHASE	200	215.5
PURCHASE	1873	215.5
SALE	8702	215.5
SALE	2347	215.5
SALE	2505	215.5
SALE	42	215.5
PURCHASE	4500	215.75
PURCHASE	1375	215.75
SALE	2962	215.75
SALE	6518	215.75
SALE	5153	216.25
SALE	3607	216.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETXDLFLQQBBBBD

REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 27/06/2006

RNS Number:2352F
Fidelity International Ltd
27 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	26 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	9,991,678	(2.00%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	9,991,678	(2.00%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	7,500	2.1450 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 JUNE 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETXDLFLQQBLBBK



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 27/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	26 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,011,590	(4.01%)	509,936	(0.10%)
(2) Derivatives (other than options)	749,692	(0.15%)	34,000	(0.01%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,761,282	(4.16%)	543,936	(0.11%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(c) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,000	2.1579
Purchase	3,000	2.1578
Purchase	3,068	Transfer

Purchase	9,058	2.1477
Purchase	21,200	2.1475
Sale	299	2.1500
Sale	1,000	2.1621
Sale	1,873	2.1550
Sale	20,900	2.1450
Sale	35,691	2.1477
Sale	79,900	2.1481
Sale	121,853	2.1475

(d) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	9,058	2.14770
CFD	Long	35,691	2.14766
CFD	Short	21,200	2.14750
CFD	Long	20,900	2.14500
CFD	Long	79,900	2.14813
CFD	Short	1,000	2.15793
CFD	Short	3,000	2.15776
CFD	Long	1,000	2.16207

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 28/06/2006

RNS Number:2718F
State Street Global Advisors
27 June 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	26/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 681,707 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11443110	2.27248		
(2) Derivatives other than options	0	0.00000	185865	0.03691
(3) Options & Agreements to Purchase/Sell				
Total	11443110	2.27248	185865	0.03691

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	27/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM	N/A

State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUPGQUPQGBM

REG-UBS Global Asset Man Rule 8.3- Misys PLC<MSY.L>
Released: 28/06/2006

RNS Number:2827F
UBS Global Asset Management (UK)Ltd
28 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARE
Date of dealing	27-JUN-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	40,007,550.00	8.0120%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	40,007,550.00	8.0120%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

PURCHASE	44,403.00	213.21P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 28-JUN-2006

Contact name PANNA GOHIL

Telephone number 020 7901 5139

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEANKPAANKEEE


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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 28/06/2006

RNS Number:2905F
Morgan Stanley Securities Ld(EPT)
28 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
322,465	2.15	2.12

Total number of securities sold	Highest price paid (Note 3)	Lowest price
161,573	2.14	2.09

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	6,329	2.12
CFD	SHORT	50,589	2.13
CFD	SHORT	2,000	2.14
CFD	SHORT	15,900	2.13
CFD	SHORT	81,497	2.13
CFD	LONG	8,129	2.13

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	28 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFLLRVITFIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 28/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
7,212	2.1225 GBP	2.1225 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28 June 2006
Contact name	Gapsun Rhee
Telephone number	020 7325 5808
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 28/06/2006

RNS Number:3128F
UBS AG
28 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	27 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,473,033	1.10%	114,748	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,473,033	1.10%	114,748	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	100	211 pence
PURCHASE	3332	211
SALE	850	211
PURCHASE	10000	211.5
PURCHASE	2100	212
PURCHASE	2978	212
PURCHASE	3096	212
PURCHASE	7402	212.25
PURCHASE	2961	212.25
PURCHASE	4749	212.25
SALE	477	212.25
SALE	7969	212.5
SALE	1300	212.5
SALE	2472	212.5
SALE	653	212.5
SALE	653	212.5
SALE	6436	212.5
SALE	2837	212.5
SALE	754	212.5
SALE	4910	212.5
SALE	5286	212.5
SALE	2852	212.5
SALE	1085	212.5
SALE	2588	212.5
SALE	5300	212.5
SALE	354	212.5
SALE	1647	212.5
SALE	3322	212.5
SALE	1483	212.5
SALE	739	212.5
SALE	603	212.5
SALE	884	212.5
SALE	3581	212.5
SALE	1300	212.5
SALE	62	212.5
SALE	84	212.5
SALE	4415	212.5
SALE	4097	212.5
PURCHASE	329	212.75
PURCHASE	5035	212.75
PURCHASE	2355	212.75
PURCHASE	215	212.75
PURCHASE	2136	212.75
PURCHASE	4663	212.75
PURCHASE	2001	212.75
PURCHASE	4783	212.75
PURCHASE	6553	212.75
PURCHASE	1850	212.75
PURCHASE	541	212.75
PURCHASE	3292	212.75
PURCHASE	170	212.75
PURCHASE	5749	212.75
PURCHASE	678	212.75
PURCHASE	2291	212.75
PURCHASE	3600	212.75
SALE	300	212.75
SALE	2322	212.75
SALE	1300	212.75
SALE	2075	212.75
SALE	654	212.75
SALE	7530	212.75
SALE	541	212.75
SALE	603	212.75

SALE	473	212.75
SALE	170	212.75
SALE	4859	212.75
SALE	340	212.75
SALE	764	212.75
SALE	3200	212.75
PURCHASE	147171	212.791404
SALE	147171	212.791404
PURCHASE	467	213
PURCHASE	4102	213
PURCHASE	705	213
PURCHASE	2224	213
PURCHASE	4030	213
PURCHASE	2300	213
PURCHASE	5279	213
PURCHASE	2496	213
PURCHASE	2600	213
PURCHASE	1290	213
PURCHASE	4623	213
PURCHASE	1997	213
PURCHASE	2291	213
SALE	5272	213
SALE	1525	213
SALE	5762	213
SALE	4738	213
SALE	2217	213
SALE	1967	213
SALE	92	213
PURCHASE	161800	213.172287
SALE	161800	213.172287
PURCHASE	4649	213.25
PURCHASE	4649	213.25
PURCHASE	614	213.25
PURCHASE	349	213.25
PURCHASE	5619	213.25
PURCHASE	1931	213.25
SALE	453	213.25
SALE	1300	213.25
SALE	918	213.25
SALE	2741	213.5
SALE	6566	213.5
SALE	2393	213.5
SALE	4246	213.5
SALE	654	213.5
SALE	1346	213.5
PURCHASE	2006	213.75
SALE	-3529	213.75
PURCHASE	6452	214
PURCHASE	300	214.25
PURCHASE	4649	214.25
PURCHASE	2190	214.25
SALE	833	214.25
SALE	7608	214.25
SALE	2552	214.25
SALE	4068	214.5
SALE	6642	214.5
SALE	5043	214.5
SALE	653	214.75
SALE	111	215.25
SALE	7400	215.25
PURCHASE	2190	214.25
SALE	833	214.25
SALE	7608	214.25
SALE	2552	214.25
SALE	4068	214.5
SALE	6642	214.5
SALE	5043	214.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	28 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

END

RETZVLFLQQBLBBB



REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 28/06/2006

RNS Number:3227F
Societe Generale Asset Mngmt UK Ld
28 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	SOCIETE GENERALE ASSET MANAGEMENT
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD
Date of dealing	27 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	13648811	(2.73%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	13648811	(2.73%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	213 766	2.13 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	28 JUNE 2006
Contact name	NOELINE BROOKSHAW
Telephone number	020 7090 2605
If a connected EFM, name of offeree /offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


MISYS
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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 28/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	27 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,951,167	(4.00%)	561,660	(0.11%)
(2) Derivatives (other than options)	783,481	(0.16%)	34,000	(0.01%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,734,648	(4.15%)	595,660	(0.12%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	5,500	2.1100
Purchase	1,000	2.1254
Purchase	13,299	2.1257

Purchase	2,270	2.1362
Sale	1,600	2.1305
Sale	80	2.1387
Sale	4,688	2.1278
Sale	30,300	2.1233
Sale	24,558	2.1282
Sale	20,266	2.1325
Sale	1,000	2.1371

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	13299	2.12568
CFD	Long	24558	2.12817
CFD	Short	5500	2.11000
CFD	Long	30300	2.12325
CFD	Long	1000	2.13707
CFD	Short	1000	2.12543
CFD	Short	2270	2.13621

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	28 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS Global Asset Man Rule 8.3- Misys PLC<MSY.L>
Released: 29/06/2006

RNS Number:3561F
UBS Global Asset Management (UK)Ltd
29 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARE
Date of dealing	28-JUN-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,867,150.00	7.9839%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,867,150.00	7.9839%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	32,446.00	212.1P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 29-JUN-2006

Contact name PANNA GOHIL

Telephone number 020 7901 5139

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETEANKNADLKEEE


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RECEIVED
2006 AUG -8 A 9:16

REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS PLC
Released: 29/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	28 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	6,083,767 (1.22%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,083,767 (1.22%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	92,645	212.80p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 29/06/2006

RNS Number:3775F
Morgan Stanley Securities Ld(EPT)
29 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	28 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
51,355		

Total number of securities sold	Highest price paid (Note 3)	Lowest price
83,669		

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	5,095	2.13
CFD	SHORT	1,034	2.13
CFD	SHORT	23,438	2.13
CFD	SHORT	19,000	2.14
CFD	SHORT	40,197	2.13
CFD	LONG	46,260	2.13

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	29 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Morgan Stanley Secs. EPT Disclosure - AMEND<MSY.L>
Released: 29/06/2006

RNS Number:3770F
Morgan Stanley Securities Ld(EPT)
29 June 2006

AMENDMENT TO ANNOUNCEMENT 2905F RELEASED AT 11:13 ON 28 JUNE 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
8,129	2.15	2.12

Total number of securities sold	Highest price paid (Note 3)	Lowest price
161,573	2.14	2.09

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric
CFD	SHORT	6,329	2.12
CFD	SHORT	50,589	2.13
CFD	SHORT	2,000	2.14
CFD	SHORT	15,900	2.13
CFD	SHORT	81,497	2.13
CFD	LONG	8,129	2.13

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing
to the voting rights of any relevant securities under any option referred to on this form
rights or future acquisition or disposal of any relevant securities to which any derivati
referenced. If none, this should be stated.

Date of disclosure	29 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk



REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 29/06/2006

RNS Number:3885F
State Street Global Advisors
29 June 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	28/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11451255	2.27410		
(2) Derivatives other than options	0	0.00000	185865	0.03691
(3) Options & Agreements to Purchase/Sell				
Total	11451255	2.27410	185865	0.03691

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	8145	2.14

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	29/06/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A

If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUWGQUPQGWB



REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 29/06/2006

RNS Number:3874F
Societe Generale Asset Mngmt UK Ld
29 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1) SOCIETE GENERALE ASSET MANAGEMENT

Company dealt in MISYS PLC

Class of relevant security to which the dealings being disclosed relate (Note 2) ORD

Date of dealing 28 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	13,573,863	(2.72%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	13,573,863	(2.72%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	49,079	2.11 GBP
SALE	25,869	2.13 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 29 JUNE 2006

Contact name NOELINE BROOKSHAW

Telephone number 020 7090 2605

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETEAAKNASNKEFE



REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 29/06/2006

RNS Number:3969F
HBOS PLC
29 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	28 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,343,056	(6.477%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,343,056	(6.477%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	21,670	£2.
Purchase	15,524	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	29 June 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFGGZVDLVGVZM



REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 29/06/2006

RNS Number:3976F
UBS AG
29 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	28 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,473,033	1.10%	142,740	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,473,033	1.10%	142,740	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1170	210.5 pence
PURCHASE	1306	210.75
PURCHASE	4000	210.75
PURCHASE	602	210.75
PURCHASE	243	210.75
PURCHASE	671	210.75
PURCHASE	2692	210.75
PURCHASE	2143	210.75
PURCHASE	1252	210.75
PURCHASE	661	210.75
SALE	5000	210.75
SALE	1217	211.5
SALE	1151	211.5
SALE	265	211.5
PURCHASE	9047	211.75
SALE	2318	211.75
SALE	3865	211.75
SALE	229	211.75
SALE	1076	211.75
PURCHASE	3886	212
SALE	3797	212
SALE	100	212
SALE	2400	212
SALE	1013	212
SALE	956	212
PURCHASE	5570	212.25
PURCHASE	1095	212.25
PURCHASE	1045	212.25
PURCHASE	427	212.25
PURCHASE	2186	212.25
PURCHASE	2500	212.25
SALE	1885	212.25
SALE	5000	212.25
SALE	448	212.25
PURCHASE	2000	212.5
PURCHASE	2074	212.5
PURCHASE	2200	212.5
PURCHASE	5718	212.5
SALE	1250	212.5
SALE	4683	212.5
SALE	900	212.5
SALE	2021	212.5
SALE	384	212.5
PURCHASE	117687	212.600139
SALE	117687	212.600139
PURCHASE	4706	212.75
PURCHASE	1172	212.75
PURCHASE	2501	212.75
PURCHASE	7961	212.75
SALE	4317	212.75
SALE	1761	212.75
SALE	321	212.75
SALE	1125	212.75
SALE	2909	212.75
SALE	2147	212.75
SALE	1680	212.75
SALE	3066	212.75
SALE	342	212.75
SALE	1070	212.75
SALE	331	212.75
SALE	185	212.75
PURCHASE	2000	213
PURCHASE	2300	213

PURCHASE	1120	213
PURCHASE	4572	213
PURCHASE	1262	213
PURCHASE	2100	213
PURCHASE	509	213
PURCHASE	2538	213
SALE	1120	213
SALE	2500	213
SALE	2500	213
SALE	1134	213
SALE	334	213
PURCHASE	114529	213.246197
SALE	114529	213.246197
PURCHASE	984	213.25
PURCHASE	2107	213.25
PURCHASE	7335	213.25
PURCHASE	260	213.25
PURCHASE	2053	213.25
PURCHASE	106	213.25
PURCHASE	2101	213.25
SALE	4193	213.25
SALE	966	213.25
SALE	4084	213.25
SALE	485	213.25
PURCHASE	6875	213.5
PURCHASE	792	213.5
PURCHASE	3700	213.5
SALE	1262	213.5
SALE	4459	213.75
PURCHASE	277	214
PURCHASE	3774	214
SALE	2116	214
SALE	5000	214
SALE	1250	214
SALE	5114	214
SALE	2320	214
SALE	1299	214
SALE	1026	214
SALE	600	214
SALE	8950	214
SALE	6443	214
SALE	5491	214
SALE	4253	214.25
SALE	167	214.25
SALE	5373	214.25
SALE	2262	214.25
SALE	4203	214.25
SALE	1467	214.25
SALE	2500	214.25
PURCHASE	3264	214.5
SALE	867	214.5
SALE	674	214.5
SALE	885	215

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call	Writing, selling, purchasing,	Number of securities to which	Exercise price	Type, e.g. American, European	Expiry date	Option money paid/ received

option	varying etc.	the option relates (Note 7)	etc.	per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZKLFLQQBZBBX



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 29/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	28 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,968,756	(4.00%)	544,964	(0.11%)
(2) Derivatives (other than options)	752,861	(0.15%)	34,000	(0.01%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,721,617	(4.15%)	578,964	(0.12%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,330	2.1174
Purchase	61,336	2.1186
Purchase	10,200	2.1386
Purchase	900	2.1254
Sale	1,437	2.1123

Sale	13,924	2.1450
Sale	32,300	2.1183
Sale	8,516	2.1380
Sale	1,000	2.1371

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	8,516	2.13795
CFD	Short	61,336	2.11865
CFD	Long	32,300	2.11825
CFD	Short	900	2.12542
CFD	Short	10,200	2.13856
CFD	Long	1,000	2.13707

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	29 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 30/06/2006

RNS Number:4554F
Morgan Stanley Securities Ld(EPT)
30 June 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
290,193	2.16	2.14

Total number of securities sold	Highest price paid (Note 3)	Lowest price
603,609	2.16	2.12

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	229,058	2.13
CFD	SHORT	329,204	2.14
CFD	SHORT	2,000	2.15
CFD	SHORT	272,405	2.15
CFD	LONG	61,135	2.16

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	30 June 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS PLC
Released: 30/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	29 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	5,952,941 (1.19%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	5,952,941 (1.19%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	40,412	212.50p GBP
Sale	171,238	214.40p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30 June 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 30/06/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	29 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
7,630	2.1558 GBP	2.1408 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
7,000	2.1575 GBP	2.1575 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	30 June 2006
Contact name	Gapsun Rhee
Telephone number	020 7325 5808
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 30/06/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	29 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,891,173	(3.98%)	653,623	(0.13%)
(2) Derivatives (other than options)	849,878	(0.17%)	62,635	(0.01%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,741,051	(4.15%)	716,258	(0.14%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,000	2.1504
Purchase	2,530	2.1505
Purchase	16,009	2.1450
Purchase	40,992	2.1487
Purchase	4,706	2.1550

Purchase	5,178	2.1550
Sale	340	2.1255
Sale	1,050	2.1455
Sale	1,053	2.1473
Sale	5,000	2.1505
Sale	900	2.1471
Sale	11,642	2.1485
Sale	16,600	2.1422
Sale	111,413	2.1472

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	111,413	2.14721
CFD	Short	16,009	2.14500
CFD	Short	40,992	2.14870
CFD	Long	16,600	2.14218
CFD	Short	1,000	2.15043
CFD	Long	900	2.14707
CFD	Short	2,530	2.15055

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30 June 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Legal&Gen Inv Mgmnt Rule 8.3-Misys Plc<MSY.L>
Released: 30/06/2006

RNS Number:4834F
Legal & General Investment Mgmnt Ld
30 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	29 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,379,595	3.88%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	19,379,595	3.88%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Purchase	6,000	GBP 2.155
Purchase	79,800	GBP 2.153725

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30 June 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETDGGFVDGKGVZM



REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 30/06/2006

RNS Number:4911F
UBS AG
30 June 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	29 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,473,093	1.10%	134,582	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,473,093	1.10%	134,582	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	3546	212.25 pence
SALE	2394	212.25
PURCHASE	2570	212.5
PURCHASE	2103	212.5
SALE	7521	212.5
SALE	6321	212.5
SALE	2332	212.5
SALE	3645	212.5
SALE	3876	212.5
SALE	670	212.5
PURCHASE	145	212.75
PURCHASE	2397	212.75
PURCHASE	8782	212.75
PURCHASE	783	212.75
PURCHASE	8076	212.75
PURCHASE	2152	213
PURCHASE	1179	213.5
PURCHASE	3196	213.5
PURCHASE	89438	214.160167
SALE	89438	214.160167
PURCHASE	8416	214.25
PURCHASE	6368	214.25
PURCHASE	2870	214.25
PURCHASE	595	214.25
PURCHASE	1267	214.25
PURCHASE	4900	214.25
PURCHASE	97556	214.253544
SALE	97556	214.253544
PURCHASE	3742	214.75
PURCHASE	4070	214.75
SALE	2075	214.75
SALE	2075	214.75
SALE	2064	214.75
SALE	100	214.75
SALE	100	214.75
SALE	1703	214.75
SALE	2100	214.75
SALE	154	214.75
SALE	2837	214.75
PURCHASE	3500	215
PURCHASE	966	215
PURCHASE	3500	215
PURCHASE	10000	215
PURCHASE	2149	215
SALE	3878	215
SALE	3613	215
SALE	1284	215
SALE	4469	215
SALE	5524	215
SALE	6199	215
SALE	2177	215
SALE	3460	215
SALE	1924	215
SALE	2468	215
SALE	262	215
SALE	1777	215
PURCHASE	3300	215.25
SALE	-1900	215.25
SALE	6907	215.5
SALE	1300	215.5
PURCHASE	5222	216
PURCHASE	1947	216
PURCHASE	363	216
SALE	1283	216
SALE	700	216
PURCHASE	6298	216.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	30 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Rule 12g3-2(b) File No 82-34981

1 JULY 2006 TO 31 JULY 2006

ROUTINE STOCK EXCHANGE ANNOUNCEMENTS

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 03/07/2006

RNS Number:5464F
Morgan Stanley Securities Ld(EPT)
03 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
49,086	2.15	2.12

Total number of securities sold	Highest price paid (Note 3)	Lowest price
124,548	2.16	2.12

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric
CFD	LONG	22,603	2.14
CFD	LONG	26,483	2.15
CFD	SHORT	44,448	2.15
CFD	SHORT	6,000	2.15
CFD	SHORT	64,100	2.15
CFD	SHORT	10,000	2.16

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	03 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVIDAIVIIR

REG-M&G Inv Management Ltd: Rule 8.3 - MISYS Plc <MSY.L>
Released: 03/07/2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc /M&G Investment Management Limited
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord GBP0.01
Date of dealing	30/06/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	10,681,908 2.13	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	10,681,908 2.13	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	17,618	2.14250GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 03/07/06

Contact name Lara Shitta-Bey

Telephone number 020 7548 2293

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


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RECEIVED
2006 AUG -8 A 9:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

About Us | Investors | Media | Business Areas | Locations

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 03/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,006	2.15 GBP	2.15 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03 July 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 03/07/2006

RNS Number:5614F
HBOS PLC
03 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	30 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,328,644	(6.474%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,328,644	(6.474%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price
Sale	14,412	£2.14

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ per u 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant

securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	3 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGGGGNZFVGVZM



REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 03/07/2006

RNS Number:5713F
UBS AG
03 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	30 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,481,550	1.10%	133,450	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,481,550	1.10%	133,450	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1770	212 pence
PURCHASE	8300	212
PURCHASE	5945	212.25
PURCHASE	5842	212.5
SALE	6242	212.75
PURCHASE	2000	213.5
PURCHASE	3450	213.5
PURCHASE	2684	213.5
PURCHASE	2545	213.5
PURCHASE	2213	213.75
SALE	2500	213.75
SALE	2837	213.75
SALE	100	213.75
PURCHASE	2781	214
SALE	273	214
SALE	2027	214
PURCHASE	108773	214.229379
SALE	108773	214.229379
PURCHASE	2353	214.25
PURCHASE	2111	214.25
PURCHASE	4285	214.25
PURCHASE	2426	214.25
PURCHASE	4898	214.25
PURCHASE	713	214.25
PURCHASE	3361	214.25
PURCHASE	1682	214.25
PURCHASE	511	214.25
PURCHASE	3669	214.25
PURCHASE	802	214.25
SALE	1000	214.25
SALE	2837	214.25
SALE	1714	214.25
SALE	500	214.25
PURCHASE	2177	214.5
PURCHASE	2147	214.5
PURCHASE	489	214.5
PURCHASE	2644	214.5
PURCHASE	2925	214.5
PURCHASE	2600	214.5
PURCHASE	1843	214.5
PURCHASE	2757	214.5
PURCHASE	2724	214.5
SALE	1300	214.5
PURCHASE	2300	214.75
SALE	6200	214.75
SALE	1300	214.75
SALE	2700	214.75
SALE	2837	214.75
SALE	3102	214.75
SALE	1595	214.75
PURCHASE	1502	215
PURCHASE	1085	215
PURCHASE	3300	215
SALE	2014	215
SALE	3277	215
SALE	4831	215
SALE	180	215
SALE	27	215
SALE	30	215
SALE	297	215
PURCHASE	99150	215.182171
SALE	99150	215.182171

SALE	2747	215.25
SALE	1797	215.25
SALE	1300	215.5
SALE	623	215.5
SALE	1300	215.5
SALE	2423	215.75
PURCHASE	8735	216
SALE	513	216
SALE	265	216
SALE	5000	216
SALE	1076	216
SALE	1700	216
SALE	4962	216
SALE	1527	216
SALE	5000	216
SALE	3300	216
SALE	2369	216
SALE	10000	216
SALE	3040	216
SALE	1143	216.5
SALE	1309	216.5
SALE	1370	216.5
PURCHASE	10504	217

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting

rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	03 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZXLFBQDBFBBZ

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 03/07/2006

RNS Number:5849F
State Street Global Advisors
03 July 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	30/06/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11474892	2.27879		
(2) Derivatives other than options	0	0.00000	185865	0.03691
(3) Options & Agreements to Purchase/Sell				
Total	11474892	2.27879	185865	0.03691

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	23637	2.15

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	03/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A

If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUUBPMUPQGAW

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 03/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	30 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,885,439	(3.98%)	671,551	(0.13%)
(2) Derivatives (other than options)	858,885	(0.17%)	78,135	(0.02%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,744,324	(4.15%)	749,686	(0.15%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	5,712	Transfer
Purchase	100	2.1446
Purchase	33,800	2.1333
Purchase	230	2.1500

Purchase	15,500	2.1450
Purchase	24,893	2.1317
Sale	2,755	2.1600
Sale	9,351	2.1363
Sale	15,500	2.1450
Sale	15,542	2.1288
Sale	8,921	2.1425
Sale	33,800	2.1333
Sale	100	2.1446

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Short	24,893	2.13168
CFD	Short	15,500	2.14500
CFD	Long	33,800	2.13332
CFD	Long	100	2.14460

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	03 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Misys: Transaction in Own Shares <MSY.L>
Released: 03/07/2006

Transfer of Shares held in Treasury
Misys plc announces that on 03 July 2006 it transferred to participants in its employee share schemes, 101,314 ordinary shares at prices between 140p and 189p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 52,284,281 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,442,755.
03.07.06

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END


MISYS
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REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 03/07/2006

03 JU LY 2006
FOR IMMEDIATE RELEASE

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 3 July 2006 it had 499,442,755 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number forthese securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-JPMorgan Asset Management (UK) Limited Rule 8.3 - MISYS Plc
Released: 04/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	JPMorgan Asset Management
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	03 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	5,991,041 (1.19%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	5,991,041 (1.19%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	38,100	229.70p GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

n/a

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	04 July 2006
Contact name	Darren Adam
Telephone number	020 7777 0424
If a connected EFM, name of offeree/offeror with which connected	MISYS Plc
If a connected EFM, state nature of connection (Note 10)	2

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 04/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	03 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
91,228	2.285 GBP	2.2625 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
88,572	2.3065 GBP	2.26638 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04 July 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

27


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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 04/07/2006

RNS Number:6316F
Morgan Stanley Securities Ld(EPT)
04 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	3 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
471,664	2.30	2.27

Total number of securities sold	Highest price paid (Note 3)	Lowest price
1,412,984	2.30	2.25

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	22,022	2.29
CFD	LONG	193,900	2.27
CFD	LONG	44,000	2.27
CFD	LONG	26,000	2.28
CFD	LONG	64,100	2.29
CFD	LONG	94,227	2.29
CFD	SHORT	183,919	2.28
CFD	SHORT	29,000	2.27
CFD	SHORT	100,156	2.27
CFD	SHORT	109,909	2.29
CFD	SHORT	990,000	2.27

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	4 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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RECEIVED

REG-GAM Intnl Man Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 04/07/2006

RNS Number:6318F
GAM International Management Ltd
04 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	GAM INTERNATIONAL MANAGEMENT LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	CFD
Date of dealing	3 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities			-673,500	
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total			-673,500	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,091,058	(1.62%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	BOUGHT COVER	346,300	2.29271 GBP

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 4 JULY 2006

Contact name BARBARA HALL

Telephone number 020 7917 2356

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 04/07/2006

RNS Number:6522F
Fidelity International Ltd
04 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	03 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,492,465	(1.70%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,492,465	(1.70%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	1,499,213	2.2893 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	04 JULY 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 04/07/2006

RNS Number:6543F
State Street Global Advisors
04 July 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	03/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 4,927 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	11469965	2.27782		
(2) Derivatives other than options	0	0.00000	185865	0.03691
(3) Options & Agreements to Purchase/Sell				
Total	11469965	2.27782	185865	0.03691

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)
CFD	LONG	13905	2.10
CFD	SHORT	13905	2.10

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	04/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUURGMUPQGCC



REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 04/07/2006

RNS Number:6603F
HBOS PLC
04 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	3 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,304,505	(6.468%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,304,505	(6.468%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price 5)
Sale	21,939	£2.28
Sale	2,200	£2.3C

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ per u 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	4 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 04/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	03 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,127,232	(4.03%)	541,530	(0.11%)
(2) Derivatives (other than options)	772,028	(0.15%)	188,943	(0.04%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,899,260	(4.19%)	730,473	(0.15%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	43,164	2.2868
Purchase	75,700	2.2899
Purchase	165,259	2.2901
Purchase	15,306	2.2780
Purchase	1,904	Transfer

Sale	14,100	2.2730
Sale	35,600	2.2968
Sale	8,900	2.2797
Sale	940	2.2813

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	8,900	2.27973
CFD	Short	165,259	2.29012
CFD	Short	75,700	2.28988
CFD	Long	14,100	2.27298
CFD	Long	35,600	2.29684
CFD	Short	15,306	2.27796

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	04 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 04/07/2006

RNS Number:6649F
UBS AG
04 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	03 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,473,059	1.30%	138,293	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	6,473,059	1.30%	133,293	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1600	225.75 pence
PURCHASE	1083	226.25
PURCHASE	5000	226.5
SALE	4600	226.5
SALE	4730	226.5
SALE	5057	226.5
SALE	8388	226.5
SALE	4000	226.5
SALE	2184	226.5
SALE	10000	226.5
SALE	3817	226.5
PURCHASE	1295	226.75
PURCHASE	1277	226.75
PURCHASE	1158	227
PURCHASE	10901	227
PURCHASE	2896	227
PURCHASE	7294	227
PURCHASE	13695	227
PURCHASE	500000	227
PURCHASE	132	227
PURCHASE	1219	227
PURCHASE	203	227
PURCHASE	10258	227
PURCHASE	1436	227.25
PURCHASE	5802	227.5
PURCHASE	14315	227.75
PURCHASE	1747	227.75
PURCHASE	159	227.75
PURCHASE	7408	227.75
PURCHASE	3542	228
PURCHASE	4028	228
PURCHASE	6699	228
PURCHASE	199	228
PURCHASE	2157	228
PURCHASE	6423	228
PURCHASE	75000	228
SALE	1682	228
PURCHASE	3759	228.25
PURCHASE	12932	228.25
PURCHASE	7464	228.25
PURCHASE	4673	228.25
PURCHASE	24	228.25
PURCHASE	1182	228.25
SALE	1100	228.25
PURCHASE	203798	228.369655
SALE	203798	228.369655
PURCHASE	3733	228.5
PURCHASE	947	228.5
PURCHASE	100000	228.5
PURCHASE	2160	228.5
PURCHASE	3014	228.5
PURCHASE	3406	228.5
PURCHASE	1200	228.5
SALE	3679	228.5
SALE	10900	228.5
SALE	2899	228.5
PURCHASE	217132	228.675001
SALE	217132	228.675001
PURCHASE	4760	228.75
PURCHASE	3300	228.75
SALE	1195	228.75

SALE	2100	228.75
SALE	1400	228.75
SALE	695	228.75
SALE	1337	228.75
SALE	2385	228.75
PURCHASE	50000	229
PURCHASE	614	229
PURCHASE	4995	229
PURCHASE	50000	229
PURCHASE	88	229
PURCHASE	1414	229
PURCHASE	1382	229
SALE	10000	229
SALE	9929	229
SALE	1145	229
SALE	3496	229
SALE	6201	229
SALE	9168	229
SALE	10586	229
SALE	4380	229
SALE	3636	229
SALE	860	229
SALE	7552	229
SALE	2837	229
SALE	5581	229
SALE	802	229
SALE	6944	229
SALE	4835	229
SALE	1135	229.25
SALE	800	229.25
SALE	1971	229.25
PURCHASE	6854	229.5
PURCHASE	100000	229.5
PURCHASE	7636	229.5
SALE	2000	229.5
SALE	413	229.5
SALE	2362	229.5
SALE	5303	229.5
SALE	5297	229.5
SALE	5369	229.5
PURCHASE	600	229.75
PURCHASE	6337	229.75
SALE	5539	229.75
PURCHASE	2389	230
PURCHASE	4803	230
PURCHASE	50000	230
PURCHASE	3625	230
PURCHASE	10000	230
SALE	7285	230
SALE	1889	230
SALE	7500	230
SALE	367	230
PURCHASE	4157	230.25
PURCHASE	50000	230.25
SALE	8407	230.25
SALE	4025	230.25
SALE	670	230.25
PURCHASE	6093	230.5
PURCHASE	6631	230.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	04 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEZLFBQDBXBBL





REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 05/07/2006


RECEIVED
2006 AUG -8 A 9:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:7092F
Morgan Stanley Securities Ld(EPT)
05 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	4 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
107,749	2.30	2.29

Total number of securities sold	Highest price paid (Note 3)	Lowest price
98,424	2.30	2.28

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	11,619	2.3C
CFD	LONG	10,422	2.3C
CFD	LONG	10,708	2.3C
CFD	LONG	75,000	2.3C
CFD	SHORT	450	2.3C
CFD	SHORT	76,699	2.2S
CFD	SHORT	14,084	2.3C
CFD	SHORT	4,191	2.28

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forn rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	5 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFLLDDIEIIR

REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 05/07/2006

05 JU LY 2006
FOR IMMEDIATE RELEASE

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 4 July 2006 it had 499,466,088 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number forthese securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc
Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END



REG-Misys: Treasury Stock <MSY.L>
Released: 05/07/2006

Transfer of Shares held in Treasury
Misys plc announces that on 04 July 2006 it transferred to participants in its employee share schemes, 23,333 ordinary shares at prices between 175p and 205p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 52,260,948 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,466,088.
05.07.06

Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 05/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	04 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,344,199	(4.07%)	533,614	(0.11%)
(2) Derivatives (other than options)	768,801	(0.15%)	271,702	(0.05%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,113,000	(4.23%)	805,316	(0.16%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(c) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	4,689	2.2975
Purchase	7,533	2.2874
Purchase	19,727	2.3005

Purchase	97,185	2.2983
Purchase	130,472	2.2968
Purchase	13,173	2.2979
Sale	1,959	2.2998
Sale	6,679	2.3000
Sale	16,500	2.2897
Sale	20,000	2.3000
Sale	10,674	2.3000

(d) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	1,959	2.29977
CFD	Short	7,533	2.28736
CFD	Long	20,000	2.30000
CFD	Short	97,185	2.29826
CFD	Long	16,500	2.28966
CFD	Short	19,727	2.30046

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	05 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


Search this site

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 05/07/2006

RNS Number:7283F
UBS AG
05 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	04 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,486,417	1.30%	133,450	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	6,486,417	1.30%	133,450	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2155	228.5
PURCHASE	4841	228.5
PURCHASE	4382	228.5
PURCHASE	3406	228.5
PURCHASE	10000	229
PURCHASE	1118	229
PURCHASE	5953	229
PURCHASE	2701	229
PURCHASE	1554	229
PURCHASE	1246	229
PURCHASE	754	229
PURCHASE	1246	229
PURCHASE	5000	229
PURCHASE	8284	229
SALE	4279	229
SALE	6978	229
SALE	5923	229
SALE	6338	229.25
SALE	3965	229.25
PURCHASE	101601	229.417026
SALE	101601	229.417026
SALE	2240	229.5
SALE	6002	229.5
SALE	5140	229.5
SALE	4810	229.5
SALE	4751	229.5
PURCHASE	83400	229.549161
SALE	83400	229.549161
PURCHASE	1429	229.75
PURCHASE	200	229.75
PURCHASE	3	229.75
PURCHASE	248	229.75
PURCHASE	5471	229.75
SALE	1500	229.75
SALE	1212	229.75
SALE	2173	229.75
PURCHASE	2287	230
PURCHASE	8694	230
PURCHASE	518	230
PURCHASE	2155	230
PURCHASE	4151	230
PURCHASE	2902	230
PURCHASE	2257	230
PURCHASE	5320	230
PURCHASE	2770	230
SALE	19365	230
SALE	4105	230
SALE	4619	230
PURCHASE	1100	230.25
PURCHASE	3245	230.25
PURCHASE	1900	230.25
PURCHASE	4311	230.25
PURCHASE	2155	228.5
PURCHASE	4841	228.5
PURCHASE	4382	228.5
PURCHASE	3406	228.5
PURCHASE	10000	229
PURCHASE	1118	229
PURCHASE	5953	229
PURCHASE	2701	229
PURCHASE	1554	229
PURCHASE	1246	229
PURCHASE	754	229
PURCHASE	1246	229
PURCHASE	5000	229
PURCHASE	8284	229
SALE	4279	229

SALE	6978	229
SALE	5923	229
SALE	6338	229.25
SALE	3965	229.25
PURCHASE	101601	229.417026
SALE	101601	229.417026
SALE	2240	229.5
SALE	6002	229.5
SALE	5140	229.5
SALE	4810	229.5
SALE	4751	229.5
PURCHASE	83400	229.549161
SALE	83400	229.549161
PURCHASE	1429	229.75
PURCHASE	200	229.75
PURCHASE	3	229.75
PURCHASE	248	229.75
PURCHASE	5471	229.75
SALE	1500	229.75
SALE	1212	229.75
SALE	2173	229.75
PURCHASE	2287	230
PURCHASE	8694	230
PURCHASE	518	230
PURCHASE	2155	230
PURCHASE	4151	230
PURCHASE	2902	230
PURCHASE	2257	230
PURCHASE	5320	230
PURCHASE	2770	230
SALE	19365	230
SALE	4105	230
SALE	4619	230
PURCHASE	1100	230.25
PURCHASE	3245	230.25
PURCHASE	1900	230.25
PURCHASE	4311	230.25
PURCHASE	2155	228.5
PURCHASE	4841	228.5
PURCHASE	4382	228.5
PURCHASE	3406	228.5
PURCHASE	10000	229
PURCHASE	1118	229
PURCHASE	5953	229
PURCHASE	2701	229
PURCHASE	1554	229
PURCHASE	1246	229
PURCHASE	754	229
PURCHASE	1246	229
PURCHASE	5000	229
PURCHASE	8284	229
SALE	4279	229
SALE	6978	229
SALE	5923	229
SALE	6338	229.25
SALE	3965	229.25
PURCHASE	101601	229.417026
SALE	101601	229.417026
SALE	2240	229.5
SALE	6002	229.5
SALE	5140	229.5
SALE	4810	229.5
SALE	4751	229.5
PURCHASE	83400	229.549161
SALE	83400	229.549161
PURCHASE	1429	229.75
PURCHASE	200	229.75
PURCHASE	3	229.75
TOTAL Sales:	268,401	-
TOTAL Purchases:	286,602	-

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	05 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZELFBQDBLBBE



REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 05/07/2006

RNS Number:7287F
Fidelity International Ltd
05 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	04 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,234,378	(1.65%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,234,378	(1.65%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	258,087	2.2920 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	05 JULY 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZELFBQDBLBBV


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REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 05/07/2006

RNS Number:7353F
HBOS PLC
05 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	4 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,196,591	(6.447%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,196,591	(6.447%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Purchase	1,897	£2.
Sale	109,811	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	5 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZGGGNKKMGVZM

REG-Misys: Holding(s) in Company <MSY.L>
Released: 05/07/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

MISYS plc

2. Name of shareholder having a major interest

BARCLAYS BANK THROUGH VARIOUS LEGAL ENTITIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

Not known

11. Date listed company informed

05.07.06

12. Total holding following this notification

NOT KNOWN

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.02%

14. Any additional information

15. Name of contact and telephone number for queries

MATT ARMITAGE

01386 872154

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 05 JULY 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END



REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 06/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	04 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
57,000	2.3025 GBP	2.2825 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
56,100	2.3075 GBP	2.3075 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 06/07/2006

RNS Number:7812F
Morgan Stanley Securities Ld(EPT)
06 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	5 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
125,700	2.29	2.26

Total number of securities sold	Highest price paid (Note 3)	Lowest price
305,191	2.29	2.26

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric
CFD	LONG	125,700	2.28
CFD	SHORT	102,423	2.27
CFD	SHORT	35,187	2.27
CFD	SHORT	160,050	2.27
CFD	SHORT	7,531	2.27

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	6 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFLLDDIRIIR

REG-Morgan Stanley Secs. EPT Disclosure - amendment<MSY.L>
Released: 06/07/2006

RNS Number:7810F
Morgan Stanley Securities Ld(EPT)
06 July 2006

AMENDMENT TO ANNOUNCEMENT 6316F RELEASED AT 11:28 ON 4 JULY 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	3 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
471,664	2.30	2.27

Total number of securities sold	Highest price paid (Note 3)	Lowest price
1,414,939	2.30	2.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric
CFD	LONG	22,022	2.29
CFD	LONG	193,900	2.27
CFD	LONG	44,000	2.27
CFD	LONG	26,000	2.28
CFD	LONG	64,100	2.29
CFD	LONG	94,227	2.29
CFD	SHORT	183,919	2.28
CFD	SHORT	29,000	2.27
CFD	SHORT	100,156	2.27
CFD	SHORT	109,909	2.29
CFD	SHORT	990,000	2.27

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	6 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISYS Plc senior management team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMBBGDRUBGGGLL


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REG-Aviva PLC <AV.L> Rule 8.3- Misys PLC<MSY.L>
Released: 06/07/2006

RNS Number:7828F
Aviva PLC
06 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.01
Date of dealing	05 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security c

	Long Number	(%)
(1) Relevant securities	6,647,702	1.331
(2) Derivatives (other than options)	0	C
(3) Options and agreements to purchase/sell	0	C
Total	6,647,702	1.331

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	S N
(1) Relevant securities	0	0%	
(2) Derivatives (other than options)	0	0%	
(3) Options and agreements to purchase/sell	0	0%	
Total	0	0%	

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

+8

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
SALE	50,000	GBP2.269000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price p

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	06 JULY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUUQPMUPQGGQ


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RECEIVED
2006 AUG -8 A 9:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 06/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	05 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,303,460	(4.07%)	569,044	(0.11%)
(2) Derivatives (other than options)	804,231	(0.16%)	266,393	(0.05%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,107,691	(4.23%)	835,437	(0.17%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Sale	1,509	2.2898
Sale	3,800	2.2750
Sale	7,030	2.2670
Sale	28,400	2.2753

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	1,509	2.2897
CFD	Short	3,800	2.2750
CFD	Short	7,030	2.2670
CFD	Short	28,400	2.2753

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	06 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of *offeree/offeror with which connected*	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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RECEIVED

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 06/07/2006

RNS Number:7999F
UBS AG
06 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	05 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,479,752	1.30%	133,450	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	6,479,752	1.30%	133,450	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	2700	227 pence
SALE	1300	227
PURCHASE	1816	227.25
PURCHASE	3734	227.25
PURCHASE	2040	227.25
PURCHASE	1274	227.25
PURCHASE	4625	227.25
PURCHASE	3149	227.25
SALE	9655	227.25
SALE	8300	227.25
PURCHASE	50769	227.819885
SALE	50769	227.819885
SALE	5003	228
SALE	4072	228
SALE	6743	228
SALE	1605	228.25
SALE	1245	228.25
PURCHASE	44104	228.377585
SALE	44104	228.377585
SALE	8276	228.75
SALE	1870	228.75
PURCHASE	7310	229
PURCHASE	9491	229
PURCHASE	509	229
PURCHASE	1240	229
PURCHASE	745	229
PURCHASE	684	229
PURCHASE	825	229
PURCHASE	2262	229.25
PURCHASE	4400	229.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	06 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZQLFBQDBEBBX



REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 07/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	06 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
5,000	2.28 GBP	2.28 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
5,000	2.2914 GBP	2.2914 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07 July 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

87


MISYS
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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 07/07/2006

RNS Number:8544F
Morgan Stanley Securities Ld(EPT)
07 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	6 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
115,300	2.28	2.27

Total number of securities sold	Highest price paid (Note 3)	Lowest price
75,095	2.28	2.26

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	100,000	2.27
CFD	SHORT	56,048	2.28
CFD	SHORT	14,665	2.28
CFD	LONG	6,000	2.28
CFD	SHORT	4,382	2.27

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forr rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	7 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFVLDDIDIIR



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 07/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	06 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,267,938	(4.06%)	593,468	(0.12%)
(2) Derivatives (other than options)	831,168	(0.17%)	266,393	(0.05%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,099,106	(4.23%)	859,861	(0.17%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,513	2.2825
Purchase	5,163	2.2805
Purchase	7,400	2.2800
Sale	18,498	2.2840
Sale	32,100	2.2798

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	18,498	2.28403
CFD	Short	7,400	2.28000
CFD	Long	32,100	2.27977
CFD	Short	5,163	2.28046

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	07 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



MISYS
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REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3 - Misys plc<MSY.L>
Released: 07/07/2006

RNS Number:8694F
HBOS PLC
07 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	6 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,187,600	(6.444%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,187,600	(6.444%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	9,492	£2.
Transfer in	500	N/a

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	7 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETUUUQCMUPQGWM

REG-Legal&Gen Inv Mgmnt Rule 8.3-Misys Plc<MSY.L>
Released: 07/07/2006

RNS Number:8748F
Legal & General Investment Mgmnt Ld
07 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	06 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,370,295	3.87%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/ sell			
Total	19,370,295	3.87%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Sale	9,300	GBP 2.2788
Purchase	6,500	GBP 2.2813
Sale	6,500	GBP 2.2813

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant

securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	07 July 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETMGGGNDNLGVZM


MISYS
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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 07/07/2006

RNS Number:8811F
UBS AG
07 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	06 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,473,071	1.30%	140,181	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	6,473,071	1.30%	140,181	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2126	226.75 pence
PURCHASE	3295	226.75
SALE	2954	227.75
SALE	1953	227.75
SALE	2600	227.75
SALE	4346	227.75
SALE	4629	227.75
PURCHASE	30079	227.999884
SALE	30079	227.999884
PURCHASE	1891	228
PURCHASE	1646	228
PURCHASE	3300	228
PURCHASE	4000	228
SALE	6524	228
SALE	7900	228
SALE	3300	228
PURCHASE	43503	228.007557
SALE	43503	228.007557
PURCHASE	6700	228.25
PURCHASE	1654	228.25
PURCHASE	6797	228.25
PURCHASE	500	228.25
SALE	10000	228.25
SALE	5197	228.25
SALE	1888	228.25
PURCHASE	5970	228.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	07 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBUGDRGSGGGLR


MISYS
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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 10/07/2006

RNS Number:9215F
Morgan Stanley Securities Ld(EPT)
10 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	7 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
327,088	2.27	2.23

Total number of securities sold	Highest price paid (Note 3)	Lowest price
65,558	2.26	2.23

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	66,221	2.24
CFD	SHORT	65,558	2.25
CFD	LONG	18,106	2.24
CFD	LONG	7,000	2.18

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	10 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFIIDSIILIR


RECEIVED

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 10/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	07 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
25,042	2.2525 GBP	2.25 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
25,000	2.2575 GBP	2.2575 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Newton Inv Mgmt Ld Rule 8.3- Misys PLC<MSY.L>
Released: 10/07/2006

RNS Number:9348F
Newton Investment Management Ltd
10 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.01
Date of dealing	7 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities	10,680,516	2.14		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	10,680,516	2.14		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	7,769,923	2.2

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	10 July 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETGGGMNZGNGVZM



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 10/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	07 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,398,776	(4.09%)	610,279	(0.12%)
(2) Derivatives (other than options)	847,979	(0.17%)	174,243	(0.03%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,246,755	(4.25%)	784,522	(0.16%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)
(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,203	Transfer
Purchase	1,781	Transfer
Purchase	11,089	2.2479
Purchase	66,377	Transfer

Purchase	100,000	2.2508
Purchase	100,000	2.2508
Sale	1,250	2.2680
Sale	1,549	2.2938
Sale	4,469	2.2839
Sale	8,595	2.2938
Sale	24,797	2.2839
Sale	500	2.2471
Sale	21,798	2.2619
Sale	27,400	2.2543
Sale	59,254	2.2572

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	500	2.2470
CFD	Short	21,798	2.2618
CFD	Short	27,400	2.2542
CFD	Short	59,254	2.2571
CFD	Long	11,089	2.2479

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	10 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 10/07/2006

RNS Number:9442F
Fidelity International Ltd
10 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	07 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	7,574,278	(1.52%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	7,574,278	(1.52%)		

ADDITIONAL DIFFERENCE IN TOTAL HOLDINGS IS DUE TO NON MARKET TRANSACTION

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	854,800	2.2575 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	10 JULY 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETXBLFFQDBEBBB

REG-UBS Global Asset Man Rule 8.3- Misys PLC<MSY.L>
Released: 11/07/2006

RNS Number:9907F
UBS Global Asset Management (UK)Ltd
11 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS GLOBAL ASSET MANAGEMENT (UK) LTD
Company dealt in	MISYS
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARE
Date of dealing	10-JUL-2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,861,104.00	7.9807%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,861,104.00	7.9807%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

SALE	6,046.00	£2.2275

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 11-JUL-2006

Contact name PANNA GOHIL

Telephone number 02-7901-5139

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS

The company news service from the London Stock Exchange

END

RETEAPXFFLFKEEE



REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 11/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	10 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
3,000	2.226 GBP	2.226 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11 July 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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RECEIVED
2006 AUG -8 A 9:20

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 11/07/2006

RNS Number:0046G
Morgan Stanley Securities Ld(EPT)
11 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	10 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
188,670	2.25	2.21

Total number of securities sold	Highest price paid (Note 3)	Lowest price
353,281	2.25	2.21

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	1,718	2.25
CFD	SHORT	112,917	2.25
CFD	LONG	8,441	2.24
CFD	LONG	6,000	2.24
CFD	LONG	172,511	2.23
CFD	SHORT	4,603	2.25

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	11 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFFLDSILLIR


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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 11/07/2006

RNS Number:0249G
UBS AG
11 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	10 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,482,516	1.30%	128,750	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	6,482,516	1.30%	128,750	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	4174	222.75 pence
SALE	2061	222.75
PURCHASE	4848	223
PURCHASE	1064	223
SALE	2768	223
PURCHASE	4066	223.25
PURCHASE	1569	223.25
SALE	9418	223.25
SALE	2022	223.25
SALE	2822	223.25
PURCHASE	10000	223.5
PURCHASE	2552	223.5
PURCHASE	8671	223.5
SALE	9048	223.5
SALE	1666	223.5
SALE	2330	223.5
SALE	472	223.5
SALE	6788	223.75
SALE	4706	223.75
SALE	16359	223.75
PURCHASE	80273	223.759066
SALE	80273	223.759066
PURCHASE	660	224
PURCHASE	4500	224
PURCHASE	7965	224
PURCHASE	85919	224.199525
SALE	85919	224.199525
PURCHASE	1861	224.25
PURCHASE	1660	224.25
PURCHASE	4500	224.5
PURCHASE	4500	224.75
PURCHASE	844	224.75
PURCHASE	5674	224.75
PURCHASE	1887	225
PURCHASE	5413	225
SALE	3835	225
SALE	1296	225
SALE	644	225
SALE	4902	225
SALE	4962	225
PURCHASE	4062	225.25
PURCHASE	500	225.25
PURCHASE	4000	225.25
PURCHASE	1875	225.5
PURCHASE	3248	225.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g.	Writing, selling,	Number of securities	Exercise price	Type, e.g. American,	Expiry date	Option money paid/

call option	purchasing, varying etc.	to which the option relates (Note 7)	European etc.	received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZFLFFQDBFBBK

125


MISYS
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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 11/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	10 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,509,960	(4.11%)	632,057	(0.13%)
(2) Derivatives (other than options)	871,813	(0.17%)	199,105	(0.04%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,381,773	(4.28%)	831,162	(0.17%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	3,212	2.2825
Purchase	1,000	2.2204
Purchase	1,000	2.2825
Purchase	2,576	Transfer

126

Purchase	3,074	Transfer
Purchase	3,368	2.2300
Purchase	30,677	2.2450
Purchase	200,000	2.2346
Sale	3,074	Transfer
Sale	6,149	2.2473
Sale	24,500	2.2315
Sale	32,100	2.2797

NB. The below transaction which was disclosed 10/07/06 has been cancelled

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	100,000	2.2508

NB. The below transaction which was disclosed 07/07/06 has been cancelled

Sale	32,100	2.2798

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	6,149	2.2472
CFD	Short	24,500	2.2315
CFD	Short	32,100	2.2796
CFD	Long	1,000	2.2204
CFD	Long	30,677	2.2450

NB. The below transaction which was disclosed 07/07/06 has been cancelled

Purchase/sale	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	32,100	2.2797

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 11/07/2006

RNS Number:0284G
Fidelity International Ltd
11 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR Corp. and/or one or more of its direct or indirect subsidiaries And Fidelity International Limited and/or one or more of its direct and indirect subsidiaries
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	10 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,943,878	(1.39%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,943,878	(1.39%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sell	630,400	2.2282 GBP/Share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	11 July 2006
Contact name	Teresa Garry
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZFLFFQDBZBBL

130


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REG-Misys: Treasury Stock <MSY.L>
Released: 11/07/2006

Transfer of Shares held in Treasury
Misys plc announces that on 11 July 2006 it transferred to participants in its employee share schemes, 26,126 ordinary shares at prices between 140p and 189p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 52,234,822 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,492,214.
11.07.06
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

131



MISYS
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REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 11/07/2006

FOR IMMEDIATE RELEASE
11 JULY 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 11 July 2006 it had 499,492,214 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number for these securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END



RECEIVED
2006 AUG -8 A 9:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 12/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,860	2.236 GBP	2.2335 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
4,860	2.225 GBP	2.225 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 12/07/2006

RNS Number:0879G
Morgan Stanley Securities Ld(EPT)
12 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
127,731	2.24	2.23

Total number of securities sold	Highest price paid (Note 3)	Lowest price
132,058	2.24	2.22

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	10,400	2.23
CFD	SHORT	41,098	2.23
CFD	LONG	127,489	2.24
CFD	LONG	242	2.23
CFD	SHORT	26,144	2.23
CFD	SHORT	54,416	2.23

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	12 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 12/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	11 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,351,482	(4.07%)	746,007	(0.15%)
(2) Derivatives (other than options)	985,763	(0.20%)	155,777	(0.03%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,337,245	(4.27%)	901,784	(0.18%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	500	2.2454
Sale	1,200	2.2330
Sale	3,000	2.2216
Sale	19,600	2.2322
Sale	34,000	2.2307

Sale	101,178	2.2339

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	3,000	2.2215
CFD	Short	5,700	2.2307
CFD	Short	19,600	2.2321
CFD	Short	28,300	2.2307
CFD	Short	101,178	2.2339
CFD	Long	500	2.2454

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 12/07/2006

RNS Number:0984G
Fidelity International Ltd
12 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR Corp. and/or one or more of its direct or indirect subsidiaries And Fidelity International Limited and/or one or more of its direct and indirect subsidiaries
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	11 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,945,778	(1.39%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,945,778	(1.39%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sell	5,600	2.2350 GBP/Share
Buy	5,600	2.2350 GBP/Share
Buy	1,900	2.2328 GBP/Share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12 July 2006
Contact name	Teresa Garry
Telephone number	01737 837092

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETXLLFFQDBEBBZ

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 12/07/2006

RNS Number:1136G
UBS AG
12 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	11 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,485,495	1.30%	191,529	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	6,485,495	1.30%	191,529	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2600	222.25 pence
SALE	822	222.5
SALE	2430	222.5
SALE	772	222.75
PURCHASE	3438	223
SALE	407	223
SALE	1484	223
SALE	685	223
SALE	2428	223
SALE	1776	223
SALE	579	223
SALE	4038	223
SALE	1746	223
PURCHASE	1000	223.25
PURCHASE	2389	223.25
PURCHASE	571	223.25
PURCHASE	2100	223.25
PURCHASE	3438	223.25
PURCHASE	500	223.25
PURCHASE	510	223.25
SALE	1458	223.25
SALE	850	223.25
SALE	597	223.25
SALE	1482	223.25
SALE	693	223.25
SALE	950	223.25
SALE	1942	223.25
SALE	2013	223.25
SALE	1004	223.25
SALE	1019	223.25
SALE	1761	223.25
SALE	881	223.25
SALE	1643	223.25
SALE	6016	223.25
SALE	10371	223.25
SALE	5283	223.25
SALE	5261	223.25
SALE	969	223.25
SALE	3238	223.25
SALE	3300	223.25
SALE	873	223.25
SALE	532	223.25
SALE	203	223.25
SALE	4871	223.25
SALE	2265	223.25
SALE	1059	223.25
SALE	358	223.25
SALE	49	223.25
PURCHASE	67520	223.462289
SALE	67520	223.462289
PURCHASE	1729	223.5
PURCHASE	3759	223.5
PURCHASE	1571	223.5
PURCHASE	3103	223.5
PURCHASE	2500	223.5
PURCHASE	600	223.5
PURCHASE	1543	223.5
PURCHASE	444	223.5
PURCHASE	100	223.5
PURCHASE	100	223.5
SALE	1958	223.5

SALE	1053	223.5
SALE	1649	223.5
SALE	899	223.5
SALE	2363	223.5
SALE	1939	223.5
SALE	1571	223.5
SALE	5495	223.5
SALE	2408	223.5
SALE	4850	223.5
SALE	1172	223.5
SALE	1728	223.5
SALE	2839	223.5
SALE	1836	223.5
SALE	1900	223.5
PURCHASE	70570	223.613472
SALE	70570	223.613472
PURCHASE	3394	223.75
PURCHASE	886	223.75
PURCHASE	2837	223.75
PURCHASE	8325	223.75
PURCHASE	387	223.75
PURCHASE	2424	223.75
PURCHASE	1839	223.75
PURCHASE	4500	223.75
PURCHASE	2200	223.75
PURCHASE	3497	223.75
PURCHASE	2000	223.75
PURCHASE	7146	223.75
SALE	886	223.75
SALE	1221	223.75
SALE	2000	223.75
SALE	948	223.75
SALE	6112	223.75
SALE	1514	223.75
SALE	714	223.75
SALE	4886	223.75
SALE	1839	223.75
SALE	919	223.75
SALE	487	223.75
PURCHASE	1639	224
PURCHASE	3501	224
PURCHASE	100	224
SALE	3176	224

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	12 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETQLLFFQDBBBBE



REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 13/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
23,080	2.2855 GBP	2.271 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
23,500	2.29876 GBP	2.28238 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 13/07/2006

RNS Number:1467G
Morgan Stanley Securities Ld(EPT)
13 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
4,893	2.28	2.26

Total number of securities sold	Highest price paid (Note 3)	Lowest price
397,969	2.29	2.24

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	78,847	2.28
CFD	SHORT	4,600	2.25
CFD	LONG	4,893	2.28
CFD	SHORT	257,524	2.28
CFD	SHORT	11,998	2.28

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	13 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFEIDLIVLIR

REG-Aviva PLC <AV.L> Rule 8.3- Misys plc<MSY.L>
Released: 13/07/2006

RNS Number:1659G
Aviva PLC
13 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.01
Date of dealing	12 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security c

	Long Number	(%)
(1) Relevant securities	6,649,322	1.331
(2) Derivatives (other than options)	0	C
(3) Options and agreements to purchase/sell	0	C
Total	6,649,322	1.331

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	S N
(1) Relevant securities	0	0%	
(2) Derivatives (other than options)	0	0%	
(3) Options and agreements to purchase/sell	0	0%	
Total	0	0%	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
PURCHASE	1,620	GBP2.278802

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price p

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 JULY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUQPMUPQGWW



REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 13/07/2006

RNS Number:1661G
State Street Global Advisors
13 July 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	12/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11472897	2.27840		
(2) Derivatives other than options	0	0.00000	185865	0.03691
(3) Options & Agreements to Purchase/Sell				
Total	11472897	2.27840	185865	0.03691

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2932	2.28

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	13/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A

If Connected EFM   N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUBPMUPQGWW

156



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 13/07/2006

RNS Number:1467G
Morgan Stanley Securities Ld(EPT)
13 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
4,893	2.28	2.26

Total number of securities sold	Highest price paid (Note 3)	Lowest price
397,969	2.29	2.24

(b) Derivatives transactions (other than options)

15?

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	78,847	2.28
CFD	SHORT	4,600	2.25
CFD	LONG	4,893	2.28
CFD	SHORT	257,524	2.28
CFD	SHORT	11,998	2.28

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	13 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFEIDLIVLIR


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REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 13/07/2006

RNS Number:1739G
HBOS PLC
13 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	11 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,185,900	(6.444%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,185,900	(6.444%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

160

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	1,700	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETDGGMNDFLGVZM



REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 13/07/2006

RNS Number:1768G
UBS AG
13 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	12 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,823,304	1.17%	348,730	0.07%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,823,304	1.17%	348,730	0.07%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	3177	224 pence
PURCHASE	900	224.25
PURCHASE	1298	226.5
SALE	1298	226.5
SALE	291	226.5
SALE	8730	226.5
SALE	6033	226.75
SALE	5234	227
SALE	800	227.25
PURCHASE	285	227.5
PURCHASE	1600	227.5
SALE	3844	227.5
SALE	5600	227.5
SALE	7151	227.5
SALE	2831	227.5
SALE	500	227.5
SALE	500	227.5
SALE	5558	227.5
PURCHASE	4095	227.75
PURCHASE	5539	227.75
PURCHASE	5000	227.75
PURCHASE	1815	227.75
PURCHASE	5000	227.75
SALE	21	227.75
SALE	2165	227.75
SALE	7249	227.75
SALE	7003	227.75
SALE	1400	227.75
PURCHASE	3607	228
PURCHASE	6803	228
PURCHASE	3678	228
PURCHASE	1011	228
PURCHASE	1517	228
PURCHASE	4400	228
SALE	5600	228
SALE	1977	228
SALE	1257	228
SALE	7572	228
SALE	4773	228
SALE	74	228
SALE	4710	228
SALE	5811	228
SALE	4785	228
PURCHASE	800	228.25
PURCHASE	5286	228.25
PURCHASE	2117	228.25
PURCHASE	3300	228.25
PURCHASE	5	228.25
PURCHASE	4163	228.25
PURCHASE	614	228.25
PURCHASE	3300	228.25
PURCHASE	4939	228.25
SALE	2155	228.25
SALE	1000	228.25
SALE	4939	228.25
SALE	6243	228.25
SALE	6227	228.25
PURCHASE	1100	228.5
PURCHASE	4800	228.5
PURCHASE	153	228.5
PURCHASE	5951	228.5
PURCHASE	4799	228.5
PURCHASE	1500	228.5
PURCHASE	4736	228.5

SALE	2285	228.5
SALE	5000	228.5
SALE	2688	228.5
SALE	300	228.5
SALE	7400	228.5
SALE	2188	228.5
SALE	1993	228.5
SALE	1100	228.5
SALE	800	228.5
SALE	4779	228.5
SALE	3000	228.5
SALE	1579	228.5
PURCHASE	4941	228.75
PURCHASE	5030	228.75
PURCHASE	5930	228.75
PURCHASE	1596	228.75
PURCHASE	1025	228.75
PURCHASE	800	228.75
PURCHASE	2000	228.75
PURCHASE	1731	228.75
PURCHASE	2188	228.75
PURCHASE	676	228.75
PURCHASE	300	228.75
PURCHASE	4687	228.75
PURCHASE	3012	228.75
SALE	800	228.75
SALE	650000	228.77
PURCHASE	3501	229
PURCHASE	2875	229

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEXLFFQDBLBBF



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 13/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	12 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,013,150	(4.01%)	936,480	(0.19%)
(2) Derivatives (other than options)	1,176,236	(0.24%)	130,843	(0.03%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,189,386	(4.24%)	1,067,323	(0.21%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	4,419	2.2407
Purchase	100	2.2805
Purchase	2,075	2.2280
Sale	24,100	2.2796
Sale	125,000	2.2827
Sale	145,193	2.2794

Sale	14,833	2.2795
Sale	35,800	2.2780

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	100	2.2805
CFD	Short	4,419	2.2406
CFD	Long	14,833	2.2795
CFD	Long	24,100	2.2796
CFD	Long	35,800	2.2780
CFD	Long	145,193	2.2793

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



MISYS
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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 14/07/2006

RNS Number:2159G
Morgan Stanley Securities Ld(EPT)
14 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
2,339	2.26	2.26

Total number of securities sold	Highest price paid (Note 3)	Lowest price
524,350	2.27	2.25

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	31,703	2.26
CFD	SHORT	12,431	2.27
CFD	SHORT	70,392	2.26
CFD	SHORT	392,208	2.26
CFD	SHORT	17,616	2.27
CFD	LONG	2,339	2.26

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	14 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFILDEISLIR



REG-Aviva PLC <AV.L> Rule 8.3- Misys plc<MSY.L>
Released: 13/07/2006

RNS Number:1659G
Aviva PLC
13 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.01
Date of dealing	12 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security c

	Long Number	(%)
(1) Relevant securities	6,649,322	1.331
(2) Derivatives (other than options)	0	C
(3) Options and agreements to purchase/sell	0	C
Total	6,649,322	1.331

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	S N
(1) Relevant securities	0	0%	
(2) Derivatives (other than options)	0	0%	
(3) Options and agreements to purchase/sell	0	0%	
Total	0	0%	

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
PURCHASE	1,620	GBP2.278802

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price p

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	13 JULY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUQPMUPQGWW


MISYS
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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 14/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
7,307	2.2655 GBP	2.263 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
6,887	2.26 GBP	2.26 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14 July 2006
Contact name	Shoaib Shaikh
Telephone number	020 7777 0423
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Morgan Stanley Secs. EPT Disclosure amendment<MSY.L>
Released: 14/07/2006

RNS Number:2398G
Morgan Stanley Securities Ld(EPT)
14 July 2006

AMENDMENT TO ANNOUNCEMENT 1467G RELEASED AT 10:51 ON 13 JULY 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
469,893	2.28	2.26

Total number of securities sold	Highest price paid (Note 3)	Lowest price
862,969	2.29	2.24

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	78,847	2.28
CFD	SHORT	4,600	2.25
CFD	LONG	4,893	2.28
CFD	SHORT	257,524	2.28
CFD	SHORT	11,998	2.28

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	14 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFLSDEISLIR

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 14/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	13 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	20,038,022	(4.01%)	989,836	(0.20%)
(2) Derivatives (other than options)	1,121,537	(0.22%)	413,684	(0.08%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,159,559	(4.24%)	1,403,520	(0.28%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,000	2.2555
Purchase	170,848	Transfer
Sale	300	2.2680
Sale	500	2.2711
Sale	1,000	2.2721

Sale	1,839	2.2573
Sale	4,567	2.2675
Sale	15,662	2.2620
Sale	32,600	2.2672
Sale	90,508	2.2666

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	1,000	2.2720
CFD	Short	1,839	2.2572
CFD	Short	15,662	2.2620
CFD	Short	32,600	2.2671
CFD	Short	90,508	2.2666
CFD	Long	500	2.2454
CFD	Long	1,000	2.2554
CFD	Long	18,458	2.2615
CFD	Long	86,342	2.2615
CFD	Long	373,349	2.2615

NB: The below CFD transaction which was disclosed on 12/07/06 has been cancelled:

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Long	500	2.2454

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


Home > Investors > Announcements

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 17/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
11,108	2.2615 GBP	2.2575 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
9,703	2.2625 GBP	2.25687 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 17/07/2006

RNS Number:2859G
Morgan Stanley Securities Ld(EPT)
17 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
0	N/A	N/A

Total number of securities sold	Highest price paid (Note 3)	Lowest price
288,304	2.27	2.25

(b) Derivatives transactions (other than options)

184

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	SHORT	15,064	2.26
CFD	SHORT	11,975	2.27
CFD	SHORT	254,703	2.26
CFD	SHORT	6,562	2.26

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	17 July 2006
Contact name	Alexander Garcia
Telephone number	0207 425 8677
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFSLDTIDLIR

186


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REG-Newton Inv Mgmt Ld Rule 8.3- Misys PLC<MSY.L>
Released: 17/07/2006

RNS Number:2889G
Newton Investment Management Ltd
17 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.01
Date of dealing	14 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,554,888	1.71		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,554,888	1.71		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	2,125,628	2.28

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 17 July 2006

Contact name Barry Smalls

Telephone number 0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END
RETMGGMNZNDGVZM

REG-Aviva PLC <AV.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 17/07/2006

RNS Number:2957G
Aviva PLC
17 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.01
Date of dealing	14 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security c

	Long Number	(%)
(1) Relevant securities	7,728,660	1.547
(2) Derivatives (other than options)	0	C
(3) Options and agreements to purchase/sell	0	C
Total	7,728,660	1.547

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	S N
(1) Relevant securities	0	0%	
(2) Derivatives (other than options)	0	0%	
(3) Options and agreements to purchase/sell	0	0%	
Total	0	0%	

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
PURCHASE	224,965	GBP2.272900

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price p

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be

stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 JULY 2006
Contact name	DIANE THIRKETTLE
Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUMCMUPQGPM


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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 17/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	14 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,859,301	(3.98%)	1,125,623	(0.23%)
(2) Derivatives (other than options)	1,258,807	(0.25%)	380,084	(0.08%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,118,108	(4.23%)	1,505,707	(0.30%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,483	2.2650
Purchase	2,771	2.2409
Purchase	6,502	2.2580
Sale	1,250	2.2755
Sale	5,010	2.2532

Sale	1,300	2.2619
Sale	3,074	2.2518
Sale	33,600	2.2636
Sale	34,700	2.2771
Sale	110,543	2.2673

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	1,300	2.2618
CFD	Short	33,600	2.2636
CFD	Short	34,700	2.2771
CFD	Short	110,543	2.2672
CFD	Long	2,771	2.2409
CFD	Long	6,502	2.2579

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	17 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 17/07/2006

RNS Number:3104G
UBS AG
17 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	14 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,688,147	1.14%	199,429	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,688,147	1.14%	199,429	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1082	224.5
PURCHASE	5253	224.5
PURCHASE	2038	225
PURCHASE	2100	225.75
PURCHASE	3656	225.75
PURCHASE	3485	225.75
SALE	2100	225.75
SALE	5010	225.75
PURCHASE	38	226
PURCHASE	5482	226
PURCHASE	1900	226
PURCHASE	2027	226
PURCHASE	1900	226
PURCHASE	800	226
PURCHASE	3314	226
PURCHASE	2955	226
SALE	5583	226
SALE	6735	226
SALE	1700	226
SALE	2485	226
SALE	5158	226
SALE	2167	226
SALE	2222	226
SALE	558	226
PURCHASE	7144	226.25
PURCHASE	5524	226.25
PURCHASE	100	226.25
PURCHASE	4000	226.25
SALE	3105	226.25
PURCHASE	2210	226.5
PURCHASE	2402	226.5
PURCHASE	5206	226.5
PURCHASE	2598	226.5
PURCHASE	3714	226.5
SALE	2700	226.5
PURCHASE	2972	226.75
PURCHASE	115944	226.817653
SALE	115944	226.817653
PURCHASE	7358	227
SALE	600	227
SALE	4000	227
SALE	2469	227
PURCHASE	110578	227.09239
SALE	110578	227.09239
SALE	7634	227.25
SALE	1120	227.25
SALE	3090	227.5
SALE	1043	227.5
SALE	5350	227.5
SALE	6502	227.5
SALE	4158	227.5
SALE	922	227.5
SALE	6723	227.75
SALE	1664	227.75
SALE	4310	227.75
SALE	2405	227.75
SALE	1078	227.75
SALE	2469	227.75
SALE	2527	227.75
SALE	2229	227.75
SALE	2777	227.75
PURCHASE	10279	228

PURCHASE	9809	228
PURCHASE	802	228
PURCHASE	7349	228
SALE	1020	228
PURCHASE	582	228.25
PURCHASE	6652	228.25
PURCHASE	6013	228.25
SALE	5419	228.25
SALE	2219	228.5
SALE	2027	229.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	17 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEDLFFQDBBBBV



REG-Tisbury Capital Limited Rule 8.3 - MISYS Plc
Released: 17/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	14 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	9,046,858	1.81
(3) Options and agreements to purchase/sell		
Total	9,046,858	1.81

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	1,082,718
CFD	Long	825,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to	Exercise price	Type, e.g American,

	varying etc.	which the option relates (Note 7)	European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	17/07/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited



REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 17/07/2006

RNS Number:3145G
State Street Global Advisors
17 July 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	14/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11461571	2.27615		
(2) Derivatives other than options	0	0.00000	185865	0.03691
(3) Options & Agreements to Purchase/Sell				
Total	11461571	2.27615	185865	0.03691

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	3348	2.26
SELL	7978	2.28

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	17/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM	N/A

202

Name of Offeree/Offeror
With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETGUUAPMUPQGAM

203


MISYS
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REG-Misys: Disposal <MSY.L>
Released: 18/07/2006

18 JULY 2006
FOR IMMEDIATE RELEASE

MISYS plc
DISPOSAL OF APOLLO ASSET MANAGEMENT BUSINESS
TO ATOSEURONEXT MARKET SOLUTIONS

Misys plc today (18 July 2006) announces the disposal of its Apollo asset management business to Atos Euronext Market Solutions. Gross assets disposed of in this transaction amount to #2.4m. Apollo, based in France, provides asset / portfolio management applications. This completes the disposal of Misys's businesses in the asset management sector.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY.L), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END


RECEIVED
2006 AUG -8 A 9:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

204

REG-Aviva PLC <AV.L> Rule 8.3- Misys PLC<MSY.L>
Released: 18/07/2006

RNS Number:3490G
Aviva PLC
18 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.01
Date of dealing	17 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security c

	Long Number	(%)
(1) Relevant securities	7,958,322	1.593
(2) Derivatives (other than options)	0	C
(3) Options and agreements to purchase/sell	0	C
Total	7,958,322	1.593

(b) Interests and short positions in relevant securities of the company, other than the c

Class of relevant security:	Long Number	(%)	S N
(1) Relevant securities	0	0%	
(2) Derivatives (other than options)	0	0%	
(3) Options and agreements to purchase/sell	0	0%	
Total	0	0%	

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
PURCHASE	229,662	GBP2.330500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price pe

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price p

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	18 JULY 2006
Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGUUGAMUPQGUR


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REG-Cazenove EPT Disclosure<MSY.L>
Released: 18/07/2006

RNS Number:3496G
Cazenove
18 July 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	17th July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
197,308	£2.34p	£2.325p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
197,308	£2.335p	£2.3275p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

209

....

Date of disclosure	18th July 2006
Contact name	Barry Page
Telephone number	0207 155 5907
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKFKPKBKDQOD

210



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 18/07/2006

RNS Number:3554G
Morgan Stanley Securities Ld(EPT)
18 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	17 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
154,111	2.33	2.30

Total number of securities sold	Highest price paid (Note 3)	Lowest price
477,183	2.34	2.31

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	21,723	2.34
CFD	SHORT	35,819	2.32
CFD	SHORT	1,444	2.33
CFD	SHORT	73,863	2.34
CFD	LONG	7,000	2.31
CFD	SHORT	215,948	2.33
CFD	LONG	8,388	2.31
CFD	SHORT	65,178	2.33
CFD	LONG	117,000	2.33
CFD	SHORT	72,000	2.33

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	18 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFSLDVITLIR

213



REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 18/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	17 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
86,418	2.3375 GBP	2.3205 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
88,326	2.3357 GBP	2.335 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

214

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 18/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	17 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,665,283	(3.94%)	1,226,641	(0.25%)
(2) Derivatives (other than options)	1,369,620	(0.27%)	373,349	(0.07%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,034,903	(4.21%)	1,599,990	(0.32%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,000	2.3380
Purchase	3,000	2.3370
Purchase	10,305	2.3230
Purchase	33,700	2.3275
Sale	780	2.3350

Sale	1,750	2.3350
Sale	1,950	2.3350
Sale	2,000	2.3350
Sale	2,000	2.3350
Sale	2,225	2.3350
Sale	2,250	2.3350
Sale	2,350	2.3350
Sale	2,375	2.3350
Sale	2,500	2.3350
Sale	2,500	2.3350
Sale	2,500	2.3350
Sale	2,650	2.3350
Sale	2,700	2.3350
Sale	2,775	2.3350
Sale	2,800	2.3350
Sale	2,850	2.3350
Sale	3,000	2.3350
Sale	3,000	2.3350
Sale	3,175	2.3350
Sale	4,275	2.3350
Sale	5,000	2.3350
Sale	5,000	2.3350
Sale	6,000	2.3350
Sale	6,500	2.3200
Sale	1,646	2.2812
Sale	9,135	2.2812
Sale	579	Transfer
Sale	700	2.3295
Sale	2,111	2.3375
Sale	3,047	2.3257
Sale	13,800	2.3200
Sale	34,200	2.3347
Sale	101,900	2.3261

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	700	2.3295
CFD	Short	3,047	2.3257
CFD	Short	13,800	2.3200
CFD	Short	34,200	2.3347
CFD	Short	101,900	2.3260
CFD	Long	1,000	2.3379
CFD	Long	3,000	2.3369
CFD	Long	10,305	2.3229
CFD	Long	33,700	2.3275
CFD	Long	11,906	2.3276

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

217

4. OTHER INFORMATION

Agreements, arrangements or
nderstandings relating to options
or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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RECEIVED
2006 AUG -8 A 9:22

About Us | Investors | Media | Business Areas | Locations |

REG-Tisbury Capital Limited Rule 8.3 - MISYS Plc
Released: 18/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	17 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	10,646,858	2.13
(3) Options and agreements to purchase/sell		
Total	10,646,858	2.13

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	1,300,000
CFD	Long	300,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to	Exercise price	Type, e.g American,

varying etc. | which the option relates (Note 7) | European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	18/07/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited


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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 18/07/2006

RNS Number:3854G
UBS AG
18 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	17 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,673,171	1.14%	234,796	0.05%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,673,171	1.14%	234,796	0.05%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)
(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1259	230.75 pence
SALE	100	230.75
SALE	2541	230.75
PURCHASE	2700	231
PURCHASE	3672	231
PURCHASE	1734	231
PURCHASE	60	231
SALE	2793	231
SALE	7593	232
SALE	712	232
SALE	100	232
SALE	210	232
SALE	4384	232
SALE	6074	232
SALE	84	232
PURCHASE	2728	232.25
PURCHASE	4300	232.25
PURCHASE	4329	232.25
PURCHASE	8337	232.25
SALE	2792	232.25
SALE	1384	232.25
SALE	4122	232.25
SALE	394	232.25
PURCHASE	3017	232.5
PURCHASE	4060	232.5
PURCHASE	2893	232.5
PURCHASE	2581	232.5
PURCHASE	619	232.5
PURCHASE	5721	232.5
PURCHASE	1700	232.5
SALE	26	232.5
SALE	9149	232.5
SALE	6877	232.5
SALE	6614	232.5
SALE	2038	232.5
SALE	3822	232.5
PURCHASE	5375	232.75
PURCHASE	3758	232.75
PURCHASE	5719	232.75
PURCHASE	6151	232.75
PURCHASE	5799	232.75
PURCHASE	6595	232.75
PURCHASE	6785	232.75
PURCHASE	2197	232.75
PURCHASE	1103	232.75
PURCHASE	2667	232.75
SALE	700	232.75
SALE	4345	232.75
SALE	533	232.75
SALE	3500	232.75
SALE	857	232.75
SALE	3761	232.75
SALE	6500	232.75
SALE	300	232.75
SALE	4000	232.75
SALE	6814	232.75
SALE	81	232.75
SALE	1302	232.75
SALE	4983	232.75
PURCHASE	2543	233
PURCHASE	5241	233
PURCHASE	3096	233
PURCHASE	1946	233
SALE	12225	233
SALE	4559	233
SALE	1567	233
SALE	5900	233
SALE	98	233

SALE	6703	233
SALE	6763	233
SALE	6000	233
SALE	57	233
SALE	2543	233
SALE	900	233
SALE	5141	233
SALE	22	233
SALE	4810	233
SALE	6456	233
PURCHASE	113	233.25
PURCHASE	1251	233.25
PURCHASE	1302	233.25
PURCHASE	1878	233.25
PURCHASE	5930	233.25
PURCHASE	5000	233.25
PURCHASE	2427	233.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	18 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEVLFFQDBXBBD


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REG-Misys: Treasury Stock <MSY.L>
Released: 18/07/2006

Transfer of Shares held in Treasury
Misys plc announces that on 18 July 2006 it transferred to participants in its employee share schemes, 2,044 ordinary shares at prices between 140p and 189p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 52,232,778 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,494,258.
18.07.06
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END



REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 18/07/2006

FOR IMMEDIATE RELEASE
18 JULY 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 18 July 2006 it had 499,494,258 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number forthese securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END


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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 19/07/2006

RNS Number:4175G
Morgan Stanley Securities Ld(EPT)
19 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
39,090	2.31	2.29

Total number of securities sold	Highest price paid (Note 3)	Lowest price
196,359	2.30	2.29

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	28,937	2.3C
CFD	SHORT	33,493	2.3C
CFD	SHORT	37,684	2.3C
CFD	SHORT	6,294	2.3C
CFD	LONG	10,153	2.3C
CFD	SHORT	78,903	2.3C
CFD	SHORT	8,477	2.3C

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forn rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	19 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFLIDIIALIR



REG-Legal&Gen Inv Mgmnt Rule 8.3-Misys Plc<MSY.L>
Released: 19/07/2006

RNS Number:4198G
Legal & General Investment Mgmnt Ld
19 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Legal & General Investment Management I
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.01
Date of dealing	18 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	19,380,525	3.88%	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	19,380,525	3.88%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (
Sale	5,000	GBP 2.2975

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person

disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 19 July 2006

Contact name Helen Lewis

Telephone number 0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETFGGMNGLVGVZM

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 19/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
10,000	2.295 GBP	2.295 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
10,000	2.295 GBP	2.295 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 19/07/2006

RNS Number:4332G
State Street Global Advisors
19 July 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	18/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	11456421	2.27513		
(2) Derivatives other than options	0	0.00000	185865	0.03691
(3) Options & Agreements to Purchase/Sell				
Total	11456421	2.27513	185865	0.03691

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

235

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	5150	2.30

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	19/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

236

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETGUUMPMUPQGPB



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 19/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	18 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,566,650	(3.92%)	1,324,989	(0.27%)
(2) Derivatives (other than options)	1,435,546	(0.29%)	376,283	(0.08%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,002,196	(4.20%)	1,701,272	(0.34%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	5,712	Transfer
Purchase	13,688	2.3005
Sale	350	2.2955
Sale	18,500	2.2968
Sale	36,302	2.2996
Sale	54,300	2.2987

Sale	4,151	2.3000
Sale	4,430	2.2900

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	18,500	2.2967
CFD	Short	36,302	2.2995
CFD	Short	54,300	2.2986
CFD	Long	13,688	2.3004
CFD	Long	8,610	2.3008

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 19/07/2006

RNS Number:4407G
HBOS PLC
19 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	18 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,134,798	(6.433%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,134,798	(6.433%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	51,103	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

241

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	19 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETGGGMNDLKGVZM



REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 19/07/2006

RNS Number:4426G
Fidelity International Ltd
19 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR CORP. AND/OR ONE OR MORE OF ITS DIRECT OR INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND/OR ONE OR MORE OF ITS DIRECT AND INDIRECT SUBSIDIARIES
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	18 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,929,878	(1.39%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,929,878	(1.39%)		

ADDITIONAL DIFFERENCE IN TOTAL HOLDINGS IS DUE TO NON-MARKET TRANSACTION

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	3,900	2.3000 GBP/SHARE

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19 JULY 2006
Contact name	TERESA GARRY
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZKLFFQDBBBBV

245


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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 19/07/2006

RNS Number:4476G
UBS AG
19 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	18 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,673,033	1.14%	213,497	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,673,033	1.14%	213,497	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1300	229.5 pence
PURCHASE	500	229.5
PURCHASE	2843	229.5
SALE	2321	229.5
SALE	4331	229.5
SALE	1063	229.5
SALE	6542	229.5
SALE	500	229.75
SALE	1000	229.75
SALE	800	229.75
SALE	613	229.75
PURCHASE	1447	230
PURCHASE	6295	230
PURCHASE	2958	230
PURCHASE	1989	230
PURCHASE	1160	230
PURCHASE	5000	230
PURCHASE	6000	230
SALE	6470	230
SALE	95	230
SALE	1621	230
SALE	4651	230
PURCHASE	9476	230.25
PURCHASE	6000	230.25
PURCHASE	2500	230.25
PURCHASE	1888	230.25
PURCHASE	312	230.25
PURCHASE	245	230.25
PURCHASE	1436	230.25
PURCHASE	2819	230.25
SALE	3000	232

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	19 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZKLFFQDBXBBL

248


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REG-Tisbury Capital Limited Rule 8.3 - MISYS Plc
Released: 19/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	18 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	11,446,858	2.29
(3) Options and agreements to purchase/sell		
Total	11,446,858	2.29

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	800,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	19/07/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited

REG-Misys: Holding(s) in Company <MSY.L>
Released: 19/07/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    18.7.06

12. Total holding following this notification

    15,786,531 shares

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    3.16%

14. Any additional information

15. Name of contact and telephone number for queries

    MATT ARMITAGE

    01386 872154

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 19 JULY 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 20/07/2006

RNS Number:4856G
Morgan Stanley Securities Ld(EPT)
20 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
246,219	2.31	2.30

Total number of securities sold	Highest price paid (Note 3)	Lowest price
13,584	2.30	2.30

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	191,267	2.30
CFD	LONG	10,007	2.31
CFD	SHORT	13,584	2.31
CFD	LONG	17,888	2.31
CFD	LONG	20,000	2.31

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	20 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFSIDAIIFIR


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REG-Cazenove EPT Disclosure<MSY.L>
Released: 20/07/2006

RNS Number:4902G
Cazenove
20 July 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	19th July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
369,595	£2.3115p	£2.3025p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
369,595	£2.315p	£2.305p

(b) Derivatives transactions (other than options)

Product name,	Long/short	Number of securities	Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	20th July 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKKKDDBKDCOB


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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 20/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
500	2.3055 GBP	2.3055 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes
The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 20/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	19 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,652,719	(3.93%)	1,323,396	(0.26%)
(2) Derivatives (other than options)	1,427,438	(0.29%)	393,862	(0.08%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,080,157	(4.22%)	1,717,258	(0.34%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,181	2.3075
Purchase	59,800	2.3092
Purchase	19,559	2.3105
Purchase	2,500	2.3085
Purchase	66,897	2.2923

Purchase	2,381	2.3102
Purchase	100	2.3080
Sale	27,869	2.3025
Sale	12,900	2.3025
Sale	3,000	2.3012
Sale	1,580	2.3014
Sale	22,000	2.2997

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Long	8,696	2.3088
CFD	Long	100	2.3080
CFD	Long	2,381	2.3102
CFD	Long	2,500	2.3084
CFD	Long	19,559	2.3104
CFD	Long	59,800	2.3092
CFD	Short	1,580	2.3013
CFD	Short	3,000	2.3012
CFD	Short	12,900	2.3025
CFD	Short	22,000	2.2996
CFD	Short	27,869	2.3024

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 20/07/2006

RNS Number:5136G
State Street Global Advisors
20 July 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	19/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11370585	2.25808		
(2) Derivatives other than options	0	0.00000	185865	0.03691
(3) Options & Agreements to Purchase/Sell				
Total	11370585	2.25808	185865	0.03691

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	68145	2.30
SELL	17691	2.31

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	20/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM	N/A

Name of Offeree/Offeror
With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUWAMUPQGCU



REG-Fidelity Int Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 20/07/2006

RNS Number:5125G
Fidelity International Ltd
20 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FMR Corp. and/or one or more of its direct or indirect subsidiaries And Fidelity International Limited and/or one or more of its direct and indirect subsidiaries
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	19 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	4,759,237	(0.95%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,759,237	(0.95%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

266

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sell	1,443,841	2.3100 GBP/Share
Sell	710,000	2.3050 GBP/Share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 July 2006
Contact name	Teresa Garry
Telephone number	01737 837092
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

267

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETZBLFLQDBXBBQ

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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 20/07/2006

RNS Number:5183G
UBS AG
20 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	19 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,683,668	1.14%	187,000	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,683,668	1.14%	187,000	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	846	229.25
PURCHASE	1659	229.25
PURCHASE	3425	229.25
PURCHASE	854	229.75
PURCHASE	863	229.75
PURCHASE	831	230
PURCHASE	2133	230
PURCHASE	858	230
PURCHASE	2333	230
PURCHASE	4510	230
PURCHASE	863	230
SALE	1100	230
PURCHASE	7460	230.25
PURCHASE	474	230.25
PURCHASE	1589	230.25
PURCHASE	1292	230.25
PURCHASE	922	230.25
SALE	3046	230.25
SALE	580	230.25
SALE	1039	230.25
SALE	1076	230.25
SALE	3731	230.5
SALE	5616	230.5
PURCHASE	4000	230.75
PURCHASE	2300	230.75
PURCHASE	831	230.75
PURCHASE	6000	230.75
PURCHASE	32	230.75
PURCHASE	4338	230.75
PURCHASE	862	230.75
PURCHASE	1900	230.75
SALE	2255	230.75
SALE	1717	230.75
SALE	862	230.75
PURCHASE	4023	231
PURCHASE	1086	231
PURCHASE	6000	231
PURCHASE	5841	231
PURCHASE	800	231
PURCHASE	4695	231
PURCHASE	2626	231
PURCHASE	1941	231
PURCHASE	380	231
PURCHASE	1271	231
PURCHASE	1431	231
PURCHASE	2321	231
PURCHASE	600	231.25
SALE	2877	231.25
SALE	3300	231.5
SALE	2072	231.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g.	Writing, selling,	Number of securities	Exercise price	Type, e.g. American,	Expiry date	Option money paid/

call option	purchasing, varying etc.	to which the option relates (Note 7)	European etc.	received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	20 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEBLFLQDBZBBQ


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REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 21/07/2006

RNS Number:5484G
Morgan Stanley Securities Ld(EPT)
21 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
341,752	2.33	2.31

Total number of securities sold	Highest price paid (Note 3)	Lowest price
198,300	2.33	2.31

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	187,008	2.32
CFD	LONG	40,198	2.32
CFD	LONG	20,577	2.32
CFD	LONG	27,000	2.32
CFD	LONG	14,613	2.31
CFD	LONG	52,356	2.32
CFD	SHORT	12,800	2.32
CFD	SHORT	19,200	2.32
CFD	SHORT	28,700	2.32
CFD	SHORT	34,200	2.32
CFD	SHORT	17,100	2.32
CFD	SHORT	68,800	2.32
CFD	SHORT	10,800	2.32
CFD	SHORT	6,600	2.32
CFD	SHORT	100	2.32

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	21 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFLIDAILFIR

274



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REG-Cazenove EPT Disclosure<MSY.L>
Released: 21/07/2006

RNS Number:5564G
Cazenove
21 July 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	20th July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
506,898	£2.32p	£2.31p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
506,898	£2.32p	£2.31p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

275

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	21st July 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKDKBDBKDPOB


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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 21/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
9,500	2.3255 GBP	2.3235 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
10,000	2.315 GBP	2.315 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-Societe Generale Ast Rule 8.3- Misys PLC<MSY.L>
Released: 21/07/2006

RNS Number:5676G
Societe Generale Asset Mngmt UK Ld
21 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	SOCIETE GENERALE ASSET MANAGEMENT
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD
Date of dealing	20 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	13,519,357	(2.71%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	13,519,357	(2.71%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	54506	2.32 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21 July 2006
Contact name	NOELINE BROOKSHAW
Telephone number	020 7090 2605
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEADXFADXKEFE

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 21/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	20 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,847,059	(3.97%)	1,411,519	(0.28%)
(2) Derivatives (other than options)	1,517,263	(0.30%)	382,918	(0.08%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,364,322	(4.28%)	1,794,437	(0.36%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,160	2.3200
Purchase	200,000	2.3222
Purchase	200,000	2.3236
Sale	575	2.3255
Sale	2,125	2.3282

Sale	10,944	2.3270
Sale	19,300	2.3221
Sale	68,400	2.3207
Sale	106,476	2.3118

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	2,125	2.3281
CFD	Short	10,944	2.3270
CFD	Short	19,300	2.3220
CFD	Short	68,400	2.3207

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	21 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 21/07/2006

RNS Number:5775G
UBS AG
21 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	20 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,676,820	1.14%	193,900	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,676,820	1.14%	193,900	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	6937	231 pence
SALE	5664	231
PURCHASE	6416	231.25
PURCHASE	1779	231.25
PURCHASE	3989	231.25
PURCHASE	5817	231.25
SALE	747	231.25
PURCHASE	6106	231.5
SALE	23	231.5
SALE	971	231.5
PURCHASE	8531	231.75
PURCHASE	3300	231.75
SALE	1280	231.75
SALE	481	231.75
PURCHASE	4592	232
SALE	3300	232
SALE	1189	232
SALE	4428	232
SALE	4656	232
PURCHASE	3648	232.25
SALE	434	232.25
SALE	1695	232.25
SALE	3410	232.25
SALE	5381	232.25
PURCHASE	600	232.5
PURCHASE	3554	232.5
SALE	2210	232.5
SALE	9342	232.5
SALE	2278	232.5
SALE	100	232.5
SALE	1516	232.5
SALE	4205	232.5
SALE	2356	232.5
SALE	40	232.5
PURCHASE	6270	232.75
PURCHASE	1223	232.75
SALE	7846	232.75
SALE	716	232.75
PURCHASE	10000	233
PURCHASE	788	233
PURCHASE	2038	233
PURCHASE	265	233
PURCHASE	3841	233
SALE	541	233
SALE	1200	233
SALE	4928	233
SALE	5946	233
SALE	1300	233
SALE	5162	233
PURCHASE	8586	233.25
SALE	2131	233.5
PURCHASE	400	233.75
PURCHASE	1900	233.75
SALE	3326	233.75
SALE	1652	234

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	21 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at

www.thetakeoverpanel.org.uk

END

RETEFLFLQDBBBBV


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REG-Tisbury Capital Limited Rule 8.3 - MISYS Plc
Released: 21/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	20 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	13,030,212	2.61
(3) Options and agreements to purchase/sell		
Total	13,030,212	2.61

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	1,500,000
CFD	Long	83,354

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to	Exercise price	Type, e.g American,

	varying etc.	which the option relates (Note 7)	European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21/07/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited


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REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 21/07/2006

RNS Number:5851G
State Street Global Advisors
21 July 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	20/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11377529	2.25946		
(2) Derivatives other than options	0	0.00000	185865	0.03691
(3) Options & Agreements to Purchase/Sell				
Total	11377529	2.25946	185865	0.03691

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	6944	2.33

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	21/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A

If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUPGMUPQGQG


MISYS
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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 24/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
200	2.368 GBP	2.368 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
200	2.3475 GBP	2.3475 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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RECEIVED
2006 AUG -8 A 9:23

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 24/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
200	2.368 GBP	2.368 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
200	2.3475 GBP	2.3475 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

297


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REG-Cazenove EPT Disclosure<MSY.L>
Released: 24/07/2006

RNS Number:6148G
Cazenove
24 July 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	21st July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
390,807	£2.38p	£2.345p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
390,807	£2.385p	£2.345p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	24th July 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKQKKDBKDKOB


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RECEIVED
2006 AUG -8 A 9:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

About Us | Investors | Media | Business Areas | Locations

REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 24/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	21 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,823,253	(3.97%)	1,412,716	(0.28%)
(2) Derivatives (other than options)	1,509,869	(0.30%)	373,349	(0.07%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,333,122	(4.27%)	1,786,065	(0.36%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	2,650	2.3275
Purchase	2,000	2.3692
Purchase	53,636	2.3564
Purchase	66,897	2.2946
Sale	1,400	2.3455

Sale	1,400	2.3680
Sale	2,900	2.3654
Sale	11,100	2.3621
Sale	19,302	2.3720
Sale	33,100	2.3639
Sale	12,890	2.3725

NB: The below transaction which was disclosed on 21/07/06 has been cancelled:

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	66,897	2.2923

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	2,900	2.3653
CFD	Short	11,100	2.3621
CFD	Short	19,302	2.3720
CFD	Short	33,100	2.3639
CFD	Long	2,000	2.3692
CFD	Long	6,283	2.3319
CFD	Long	47,353	2.3596
CFD	Long	8,591	2.3569

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p 5

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 24/07/2006

RNS Number:6464G
UBS AG
24 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	21 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,356,331	1.07%	229,950	0.05%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,356,331	1.07%	229,950	0.05%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	6937	231 pence
SALE	5664	231
PURCHASE	6416	231.25
PURCHASE	1779	231.25
PURCHASE	3989	231.25
PURCHASE	5817	231.25
SALE	747	231.25
PURCHASE	6106	231.5
SALE	23	231.5
SALE	971	231.5
PURCHASE	8531	231.75
PURCHASE	3300	231.75
SALE	1280	231.75
SALE	481	231.75
PURCHASE	4592	232
SALE	3300	232
SALE	1189	232
SALE	4428	232
SALE	4656	232
PURCHASE	3648	232.25
SALE	434	232.25
SALE	1695	232.25
SALE	3410	232.25
SALE	5381	232.25
PURCHASE	600	232.5
PURCHASE	3554	232.5
SALE	2210	232.5
SALE	9342	232.5
SALE	2278	232.5
SALE	100	232.5
SALE	1516	232.5
SALE	4205	232.5
SALE	2356	232.5
SALE	40	232.5
PURCHASE	6270	232.75
PURCHASE	1223	232.75
SALE	7846	232.75
SALE	716	232.75
PURCHASE	10000	233
PURCHASE	788	233
PURCHASE	2038	233
PURCHASE	265	233
PURCHASE	3841	233
SALE	541	233
SALE	1200	233
SALE	4928	233
SALE	5946	233
SALE	1300	233
SALE	5162	233
PURCHASE	8586	233.25
SALE	2131	233.5
PURCHASE	400	233.75
PURCHASE	1900	233.75
SALE	3326	233.75
SALE	1652	234

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	24 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETEZLFLQDBZBBL

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 25/07/2006

RNS Number:6835G
Morgan Stanley Securities Ld(EPT)
25 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
188,812	2.36	2.34

Total number of securities sold	Highest price paid (Note 3)	Lowest price
368,752	2.37	2.34

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	38,419	2.35
CFD	LONG	65,600	2.37
CFD	LONG	8,394	2.36
CFD	LONG	53,157	2.35
CFD	LONG	17,368	2.36
CFD	SHORT	3,635	2.35
CFD	SHORT	5,600	2.36
CFD	SHORT	8,300	2.36
CFD	SHORT	46,260	2.36
CFD	SHORT	10,900	2.37
CFD	SHORT	11,788	2.35
CFD	SHORT	73,848	2.35
CFD	SHORT	12,600	2.36
CFD	SHORT	14,900	2.36
CFD	SHORT	7,700	2.36
CFD	SHORT	30,400	2.36
CFD	SHORT	4,800	2.36
CFD	SHORT	21,019	2.35
CFD	SHORT	45,461	2.35
CFD	SHORT	2,800	2.36
CFD	SHORT	33,699	2.36
CFD	SHORT	35,042	2.36

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	25 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFFLDFIEFIR

REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 25/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
75,353	2.35 GBP	2.35 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
75,353	2.3525 GBP	2.35 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Misys: Treasury Stock <MSY.L>
Released: 25/07/2006

Transfer of Shares held in Treasury
Misys plc announces that on 25 July 2006 it transferred to participants in its employee share schemes, 23,900 ordinary shares at a prices between 140p and 211p per share. The shares were all formerly held as treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 52,208,878 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 499,518,158.
25.07.06
Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END

REG-HBOS PLC <HBOS.L> <HBOS_p.L> Rule 8.3- Misys plc<MSY.L>
Released: 25/07/2006

RNS Number:6970G
HBOS PLC
25 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Misys plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 1p
Date of dealing	24 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number
(1) Relevant securities	32,135,883	(6.434%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	32,135,883	(6.434%)	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pri 5)
Sale	13,951	£2.
Purchase	15,036	£2.

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	25 July 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETZGGZNFKZGVZM


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REG-Misys: Rule 2.10 Announcement <MSY.L>
Released: 25/07/2006

FOR IMMEDIATE RELEASE
25 JULY 2006

MISYS plc

Misys plc ("Misys") announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 25 July 2006 it had 499,518,158 ordinary shares of 1 pence each in issue (excluding ordinary shares held in treasury). The ISIN reference number forthese securities is GB0003857850.

(ENDS)

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk
MEDIA ENQUIRIES
Susan Cottam Josh Rosenstock
Tel: +44 (0) 20 7368 2305 Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7957 807 721 Mob: +44 (0) 7921 910 914
Email: susan.cottam@misys.co.uk Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END



REG-Newton Inv Mgmt Ld Rule 8.3-Misys Plc<MSY.L>
Released: 25/07/2006

RNS Number:6977G
Newton Investment Management Ltd
25 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Newton Investment Management Limited & its subsidiaries
Company dealt in	Misys PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 0.01
Date of dealing	21 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	2,029,250	0.40		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	2,029,250	0.40		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	6,525,638	2.329

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25 July 2006
Contact name	Barry Smalls
Telephone number	0207 163 2251

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END
RETBXGDRCDDGGLU

REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 25/07/2006

RNS Number:7002G
State Street Global Advisors
25 July 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	24/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 15,202 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities	11407322	2.26538		
(2) Derivatives other than options	0	0.00000	185865	0.03691
(3) Options & Agreements to Purchase/Sell				
Total	11407322	2.26538	185865	0.03691

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long		Short	
	Number	%	Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	14591	2.36

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	25/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A

```
If Connected EFM          N/A
   State Nature of
   Connection (Note 10)
```

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUAUMUPQGCA

322


MISYS
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RECEIVED
2006 AUG -8 A 9:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys Plc<MSY.L>
Released: 25/07/2006

RNS Number:7042G
UBS AG
25 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	24 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,356,331	1.07%	226,525	0.05%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,356,331	1.07%	226,525	0.05%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	821	234.75 pence
PURCHASE	863	234.75
PURCHASE	500	235
PURCHASE	500	235
PURCHASE	4000	235
PURCHASE	4000	235
PURCHASE	3342	235
PURCHASE	831	235
PURCHASE	821	235
PURCHASE	831	235
PURCHASE	2851	235
PURCHASE	830	235
PURCHASE	855	235
PURCHASE	56	235
PURCHASE	844	235
SALE	1625	235
SALE	617	235
SALE	252	235
SALE	412	235
PURCHASE	831	235.25
PURCHASE	856	235.25
PURCHASE	879	235.25
PURCHASE	919	235.25
PURCHASE	3267	235.25
PURCHASE	3918	235.25
PURCHASE	874	235.25
PURCHASE	1400	235.25
PURCHASE	832	235.25
PURCHASE	847	235.25
PURCHASE	3182	235.25
PURCHASE	818	235.25
PURCHASE	2431	235.25
PURCHASE	2672	235.25
PURCHASE	4000	235.25
SALE	2164	235.25
SALE	3318	235.25
SALE	874	235.25
SALE	1744	235.25
SALE	2700	235.25
SALE	3998	235.25
SALE	1400	235.25
SALE	863	235.25
SALE	399	235.25
SALE	392	235.25
SALE	100	235.25
SALE	399	235.25
SALE	2409	235.25
PURCHASE	7646	235.5
PURCHASE	4000	235.5
PURCHASE	182	235.5
PURCHASE	655	235.5
PURCHASE	3038	235.5
PURCHASE	3026	235.5
PURCHASE	965	235.5
PURCHASE	5499	235.5
SALE	2291	235.5
SALE	6250	235.5
SALE	440	235.5
SALE	2860	235.5
PURCHASE	2000	235.75

PURCHASE	5000	235.75
PURCHASE	864	235.75
SALE	2278	235.75
SALE	9000	235.75
SALE	4186	235.75
SALE	1301	235.75
PURCHASE	807	236
PURCHASE	821	236
PURCHASE	1074	236
PURCHASE	5000	236
PURCHASE	2090	236
PURCHASE	821	236
SALE	683	236
SALE	460	236
SALE	10636	236
SALE	6155	236
SALE	2677	236
PURCHASE	842	236.25
PURCHASE	6433	236.25
SALE	2234	236.25
PURCHASE	844	236.5
PURCHASE	2700	236.5
PURCHASE	4838	236.5
PURCHASE	2948	236.5
SALE	7442	236.5
PURCHASE	831	236.75
PURCHASE	849	236.75
PURCHASE	3600	237
PURCHASE	1500	237
PURCHASE	479	237
PURCHASE	521	237
PURCHASE	1551	237
PURCHASE	1000	237
PURCHASE	3153	237
PURCHASE	1296	237
PURCHASE	1588	237
SALE	1296	237
PURCHASE	500	237.25
PURCHASE	200	237.25
PURCHASE	800	237.25
PURCHASE	3308	237.25
PURCHASE	2000	237.25
PURCHASE	692	237.25
PURCHASE	412	237.25
SALE	800	237.25
SALE	3308	237.25
SALE	4943	237.25
PURCHASE	44	237.5
SALE	2500	237.5
SALE	3500	237.5
SALE	10000	237.5
SALE	10000	237.5
SALE	1930	237.5
SALE	44	237.5
SALE	10000	237.5
SALE	1783	237.75

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETZELFLQDBZBBB



REG-Tisbury Capital Limited Rule 8.3 - MISYS Plc
Released: 25/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	24 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	13,055,212	2.61
(3) Options and agreements to purchase/sell		
Total	13,055,212	2.61

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	25,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25/07/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited



REG-Tisbury Capital Limited Rule 8.3 - MISYS Plc
Released: 25/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	24 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	13,055,212	2.61
(3) Options and agreements to purchase/sell		
Total	13,055,212	2.61

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	25,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25/07/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited


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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 25/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	24 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,861,080	(3.98%)	1,345,598	(0.27%)
(2) Derivatives (other than options)	1,475,850	(0.30%)	373,349	(0.07%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,336,930	(4.27%)	1,718,947	(0.34%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,000	2.3530
Purchase	3,808	Transfer
Purchase	40,600	2.3571
Purchase	49,933	2.3569
Sale	5,054	2.3300
Sale	28,045	2.3300

Sale	1,815	2.3673
Sale	2,000	2.3645
Sale	20,600	2.3551

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	1,815	2.3672
CFD	Short	2,000	2.3645
CFD	Short	20,600	2.3551
CFD	Long	1,000	2.3529
CFD	Long	40,600	2.3570
CFD	Long	49,933	2.3569

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	25 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-Misys: Holding(s) in Company <MSY.L>
Released: 25/07/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    25.7.06

12. Total holding following this notification

    20,921,167 shares

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    4.18%

14. Any additional information

15. Name of contact and telephone number for queries

    MATT ARMITAGE

    01386 872154

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 25 JULY 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END

REG-GAM Intnl Man Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 26/07/2006

RNS Number:7488G
GAM International Management Ltd
26 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	GAM INTERNATIONAL MANAGEMENT LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	CFD
Date of dealing	25 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities			-369,500	
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total			-369,500	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,091,058	(1.62%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	BOUGHT COVER	304,000	2.47487 GBP

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 26 JULY 2006

Contact name BARBARA HALL

Telephone number 020 7917 2356

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETBBGDRXBDGGLL



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 26/07/2006

RNS Number:7548G
Morgan Stanley Securities Ld(EPT)
26 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
402,571	2.48	2.43

Total number of securities sold	Highest price paid (Note 3)	Lowest price
416,721	2.48	2.40

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	16,605	2.44
CFD	LONG	100,000	2.46
CFD	LONG	14,000	2.44
CFD	LONG	176,261	2.47
CFD	LONG	53,949	2.45
CFD	LONG	41,756	2.43
CFD	SHORT	16,665	2.46
CFD	SHORT	5,100	2.42
CFD	SHORT	65,600	2.45
CFD	SHORT	14,333	2.44
CFD	SHORT	315,023	2.44

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this forr rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	26 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFSLDRIRFIR


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REG-Cazenove EPT Disclosure<MSY.L>
Released: 26/07/2006

RNS Number:7556G
Cazenove
26 July 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	25th July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
234,009	£2.48p	£2.465p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
234,009	£2.48p	£2.4425p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	26th July 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKAKPDBKDKOB

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 26/07/2006

RNS Number:7621G
Cheyne Capital Management Limited
26 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CHEYNE CAPITAL MANAGEMENT LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	25TH JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	6,640,000	1.33%		
(3) Options and agreements to purchase/sell				
Total	6,640,000	1.33%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	LONG	1,000,000	247.59
CFD	LONG	1,150,000	246.41
CFD	LONG	775,000	244.87
CFD	LONG	500,000	248.248

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26 JULY 2006
Contact name	SIMON JAMES
Telephone number	020 7031 7560
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUURCMUPQGPQ



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 26/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	25 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) *Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)*

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,489,563	(3.90%)	1,406,242	(0.28%)
(2) Derivatives (other than options)	1,503,395	(0.30%)	436,011	(0.09%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,992,958	(4.20%)	1,842,253	(0.37%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	19,700	2.4682
Purchase	25,576	2.4355
Purchase	48,719	2.4355
Sale	900	2.3500
Sale	900	2.3500
Sale	1,000	2.3500

Sale	1,000	2.3500
Sale	1,000	2.3500
Sale	1,140	2.3500
Sale	1,200	2.3500
Sale	1,800	2.3500
Sale	1,825	2.3500
Sale	2,000	2.3500
Sale	2,150	2.3500
Sale	2,200	2.3500
Sale	2,200	2.3500
Sale	2,250	2.3500
Sale	3,000	2.3500
Sale	3,070	2.3500
Sale	3,100	2.3500
Sale	3,900	2.3500
Sale	3,900	2.3500
Sale	5,000	2.3500
Sale	10,000	2.3500
Sale	20,000	2.3500
Sale	5,877	2.4348
Sale	34,300	2.4460
Sale	51,800	2.4377
Sale	300,000	2.4467

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/Short (Note 6)	Number of Securities (Note 7)	Price Per Unit (GBP)
CFD	Long	74,295.00	2.4354
CFD	Long	19,700.00	2.4682
CFD	Short	5,877.00	2.4347
CFD	Short	51,800.00	2.4376
CFD	Short	34,300.00	2.446

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



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REG-Tisbury Capital Limited Rule 8.3 - MISYS Plc
Released: 26/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	25 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	14,920,342	2.99
(3) Options and agreements to purchase/sell		
Total	14,920,342	2.99

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	1,750,000
CFD	Long	115,130

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to	Exercise price	Type, e.g American,

	varying etc.	which the option relates (Note 7)	European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26/07/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited



REG-Misys: Holding(s) in Company <MSY.L>
Released: 26/07/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   MISYS plc

2. Name of shareholder having a major interest

   DEUTSCHE BANK AG AND ITS SUBSIDIARY COMPANIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NON-BENEFICIAL INTEREST OF SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   NOT KNOWN

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

    Not known

11. Date listed company informed

    26.7.06

12. Total holding following this notification

    16,593,455 shares

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    3.31%

14. Any additional information

15. Name of contact and telephone number for queries

    MATT ARMITAGE

    01386 872154

16. Name and signature of authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 26 JULY 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
END



REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 26/07/2006

RNS Number:7826G
UBS AG
26 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	25 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,541,892	1.11%	149,801	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	5,541,892	1.11%	149,801	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2000	243.25 pence
PURCHASE	25000	243.25
PURCHASE	25000	243.25
PURCHASE	901	243.25
PURCHASE	3455	243.25
PURCHASE	20644	243.25
PURCHASE	1928	243.25
PURCHASE	20000	243.25
PURCHASE	3072	243.25
PURCHASE	25000	243.25
PURCHASE	12256	243.25
PURCHASE	12744	243.25
PURCHASE	72	243.25
PURCHASE	7197	243.25
PURCHASE	840	243.25
PURCHASE	17731	243.25
PURCHASE	2871	243.25
SALE	10423	243.25
PURCHASE	15000	243.5
PURCHASE	25000	243.5
PURCHASE	25000	243.5
PURCHASE	25000	243.5
PURCHASE	25000	243.5
PURCHASE	25000	243.5
PURCHASE	25000	243.5
PURCHASE	25000	243.5
PURCHASE	16332	243.5
PURCHASE	8668	243.5
PURCHASE	3636	243.5
PURCHASE	19000	243.5
PURCHASE	2364	243.5
PURCHASE	1938	243.5
SALE	1587	243.5
SALE	2707	243.5
SALE	3493	243.5
PURCHASE	25000	243.75
PURCHASE	25000	243.75
PURCHASE	15000	243.75
PURCHASE	10000	243.75
PURCHASE	20000	243.75
PURCHASE	5000	243.75
PURCHASE	6000	243.75
PURCHASE	12500	243.75
PURCHASE	6500	243.75
PURCHASE	25000	243.75
PURCHASE	25000	243.75
PURCHASE	25000	243.75
PURCHASE	25000	243.75
PURCHASE	25000	243.75
PURCHASE	1414	243.75
PURCHASE	902	243.75
PURCHASE	2981	243.75
PURCHASE	402	243.75
PURCHASE	2544	243.75
SALE	1000	243.75
SALE	7200	243.75
SALE	2688	243.75
SALE	2030	243.75
SALE	2143	243.75

SALE	1957	243.75
SALE	4805	243.75
PURCHASE	5850	244
PURCHASE	4200	244
PURCHASE	5000	244
PURCHASE	25000	244
PURCHASE	14964	244
PURCHASE	10036	244
PURCHASE	14964	244
PURCHASE	2769	244
PURCHASE	2396	244
PURCHASE	7857	244
PURCHASE	7500	244
PURCHASE	3595	244
PURCHASE	919	244
PURCHASE	3295	244
PURCHASE	5483	244
PURCHASE	1421	244
PURCHASE	702	244
PURCHASE	3714	244
PURCHASE	3300	244
PURCHASE	2000	244
PURCHASE	3109	244
SALE	1303	244
SALE	3292	244
SALE	3743	244
SALE	2700	244
SALE	10000	244
SALE	2195	244
SALE	2302	244
PURCHASE	8705	244.25
PURCHASE	4301	244.25
SALE	5242	244.25
SALE	5931	244.25
SALE	4187	244.25
SALE	460	244.25
SALE	501	244.25
PURCHASE	25000	244.5
PURCHASE	12500	244.5
PURCHASE	10007	244.5
PURCHASE	2493	244.5
PURCHASE	25000	244.5
PURCHASE	25000	244.5
PURCHASE	25000	244.5
PURCHASE	23359	244.5
PURCHASE	1641	244.5
PURCHASE	25000	244.5
PURCHASE	25000	244.5
PURCHASE	5141	244.5
PURCHASE	5417	244.5
PURCHASE	17	244.5
PURCHASE	6547	244.5
PURCHASE	120	244.5
PURCHASE	1490	244.5
PURCHASE	890	244.5
SALE	2493	244.5
SALE	1635	244.5
SALE	-3521	244.5
SALE	-3726	244.5
PURCHASE	2359	244.75
PURCHASE	7353	244.75
PURCHASE	1950	244.75
PURCHASE	3874	244.75
SALE	-1600	244.75
PURCHASE	976	245
PURCHASE	1236	245
PURCHASE	4764	245
PURCHASE	436	245
PURCHASE	4562	245
PURCHASE	975	245
PURCHASE	2094	245

PURCHASE	186	245
PURCHASE	1140	245
PURCHASE	340	245
SALE	1327	245
SALE	1252	245
SALE	1424	245
SALE	976	245
SALE	1403	245.25
SALE	2174	245.25
SALE	3300	245.25
SALE	3300	245.25
SALE	1268	245.5
SALE	4318	245.5
SALE	5237	245.5
SALE	5846	245.75
PURCHASE	2200	246.5
PURCHASE	27	246.75
PURCHASE	4000	246.75
SALE	2271	246.75
SALE	8309	247
SALE	9630	247.5
SALE	7165	247.5
SALE	594517	247.752
SALE	14976	248
SALE	4262	248
SALE	20000	248
SALE	5000	248
SALE	25000	248
SALE	14518	248
SALE	1778	248
SALE	8704	248
SALE	25000	248
SALE	25000	248
SALE	25000	248
SALE	25000	248
SALE	25000	248
SALE	19796	248
SALE	5204	248
SALE	5762	248

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	NumPurchaseer of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	NumPurchaseer of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	NumPurchaseer of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicaPurchasele) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchaseetween the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchasee stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	26 JULY 2006
Contact name	JOSEPH EVANS
Telephone numPurchaseer	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETEQLFLQDBEBBX

357


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REG-UBS Global Asset Man Rule 8.3- Misys PLC<MSY.L>
Released: 27/07/2006

RNS Number:8119G
UBS Global Asset Management (UK)Ltd
27 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)

UBS GLOBAL ASSET MANAGEMENT (UK) LTD

Company dealt in

MISYS

Class of relevant security
to which the dealings
being disclosed relate (Note 2)

ORDINARY SHARE

Date of dealing

26 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,349,055.00	7.8774%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,349,055.00	7.8774%		

358

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	41,798.00	243.125P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

359

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 JULY 2006
Contact name	PANNA GOHIL
Telephone number	020 7901 5139

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETEANXXAFPKEEE

360


MISYS
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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 27/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
12,566	2.43 GBP	2.43 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
10,750	2.4125 GBP	2.4125 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

361

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

362


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RECEIVED
2006 AUG -8 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

About Us | Investors | Media | Business Areas | Locations |

REG-Cazenove EPT Disclosure<MSY.L>
Released: 27/07/2006

RNS Number:8227G
Cazenove
27 July 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	26th July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
35,000	£2.43p	£2.43p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
35,000	£2.43p	£2.43p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

363

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	27th July 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKOKDDBKDQOB



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 27/07/2006

RNS Number:8245G
Morgan Stanley Securities Ld(EPT)
27 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
1,253,103	2.45	2.42

Total number of securities sold	Highest price paid (Note 3)	Lowest price
344,839	2.45	2.40

(b) Derivatives transactions (other than options)

365

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	9,942	2.43
CFD	LONG	472	2.46
CFD	LONG	2,000	2.43
CFD	LONG	16,337	2.43
CFD	SHORT	20,000	2.46
CFD	SHORT	76,200	2.43
CFD	SHORT	22,588	2.43
CFD	SHORT	1,699	2.46

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	27 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMILFVLDDIDFIR

367


MISYS
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REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 27/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	26 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,473,581	(3.90%)	1,374,505	(0.28%)
(2) Derivatives (other than options)	1,471,658	(0.29%)	388,292	(0.08%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	20,945,239	(4.19%)	1,762,797	(0.35%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	1,000	2.4280
Purchase	42,100	2.4300
Purchase	56,109	2.4230
Sale	37,200	2.4249
Sale	77,991	2.4350

368

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	37,200	2.4249
CFD	Short	77,991	2.4349
CFD	Long	1,000	2.4279
CFD	Long	5,973	2.4192
CFD	Long	42,100	2.4300
CFD	Long	50,136	2.4234

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk


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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 27/07/2006

RNS Number:8431G
UBS AG
27 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	26 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	6,936,396	1.39%	124,525	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,936,396	1.39%	124,525	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

370

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	2300	240.5 pence
PURCHASE	738	240.5
PURCHASE	5965	240.5
PURCHASE	15000	242
PURCHASE	957	242
PURCHASE	454	242.25
PURCHASE	6607	242.25
PURCHASE	380	242.25
PURCHASE	1946	242.25
PURCHASE	17084	242.25
PURCHASE	1841	242.25
PURCHASE	933	242.25
PURCHASE	6243	242.25
PURCHASE	70	242.25
PURCHASE	70	242.25
PURCHASE	3201	242.25
PURCHASE	5786	242.5
PURCHASE	1768	242.5
PURCHASE	1500	242.5
PURCHASE	1744	242.5
PURCHASE	10000	242.5
PURCHASE	862	242.5
PURCHASE	734	242.5
PURCHASE	1900	242.5
PURCHASE	15129	242.5
PURCHASE	2284	242.5
PURCHASE	9641	242.5
PURCHASE	5114	242.5
PURCHASE	1583	242.5
PURCHASE	3341	242.5
PURCHASE	70	242.5
PURCHASE	70	242.5
PURCHASE	3271	242.5
PURCHASE	70	242.5
PURCHASE	11413	242.5
PURCHASE	3587	242.5
PURCHASE	15000	242.5
PURCHASE	1291	242.5
PURCHASE	9347	242.5
PURCHASE	3341	242.5
PURCHASE	1021	242.5
PURCHASE	7393	242.5
PURCHASE	7607	242.5
PURCHASE	5500	242.5
PURCHASE	400	242.5
PURCHASE	26	242.5
PURCHASE	9074	242.5
PURCHASE	10302	242.5
PURCHASE	4698	242.5
PURCHASE	4698	242.5
PURCHASE	10302	242.5
PURCHASE	3023	242.5
PURCHASE	1069	242.5
PURCHASE	1500	242.5
PURCHASE	1700	242.5
PURCHASE	7708	242.5
PURCHASE	4378	242.5
PURCHASE	3000	242.5
PURCHASE	2700	242.5
PURCHASE	100	242.5
PURCHASE	17	242.5

PURCHASE	56	242.5
PURCHASE	1423	242.5
PURCHASE	4749	242.5
PURCHASE	9817	242.5
PURCHASE	5183	242.5
PURCHASE	10000	242.5
PURCHASE	500	242.5
PURCHASE	64	242.5
PURCHASE	4436	242.5
PURCHASE	624	242.5
PURCHASE	1400	242.5
PURCHASE	15000	242.5
PURCHASE	4922	242.5
PURCHASE	5078	242.5
SALE	4200	242.5
SALE	1092	242.5
SALE	2244	242.5
SALE	11413	242.5
SALE	7393	242.5
SALE	488	242.5
SALE	445	242.5
SALE	4698	242.5
SALE	4698	242.5
PURCHASE	15000	242.75
PURCHASE	15000	242.75
PURCHASE	5385	242.75
PURCHASE	7382	242.75
PURCHASE	2233	242.75
PURCHASE	6432	242.75
PURCHASE	8568	242.75
PURCHASE	15000	242.75
PURCHASE	15000	242.75
PURCHASE	10000	242.75
PURCHASE	5000	242.75
PURCHASE	15000	242.75
PURCHASE	15000	242.75
PURCHASE	15000	242.75
PURCHASE	15000	242.75
PURCHASE	15000	242.75
PURCHASE	5000	242.75
PURCHASE	10000	242.75
PURCHASE	11196	242.75
PURCHASE	3804	242.75
PURCHASE	15000	242.75
PURCHASE	15000	242.75
PURCHASE	12000	242.75
PURCHASE	962	242.75
PURCHASE	868	242.75
PURCHASE	1250	242.75
PURCHASE	966	242.75
PURCHASE	373	242.75
SALE	300	242.75
SALE	5000	242.75
SALE	3507	242.75
SALE	7500	242.75
SALE	210	242.75
SALE	5000	242.75
SALE	3721	242.75
SALE	5000	242.75
SALE	5000	242.75
SALE	9271	242.75
SALE	12500	242.75
SALE	5315	242.75
SALE	962	242.75
SALE	1082	242.75
SALE	2237	242.75
SALE	15000	242.75
SALE	1000	242.75
SALE	9000	242.75
SALE	1500	242.75
SALE	1250	242.75

374

SALE	4100	242.75
SALE	2234	242.75
SALE	3539	242.75
SALE	100	242.75
PURCHASE	2100	243
PURCHASE	2900	243
PURCHASE	2215	243
PURCHASE	1071	243
PURCHASE	164	243
PURCHASE	14391	243
PURCHASE	277	243
PURCHASE	15200	243
PURCHASE	15200	243
PURCHASE	2400	243
PURCHASE	15200	243
PURCHASE	4400	243
PURCHASE	15200	243
PURCHASE	15200	243
PURCHASE	4600	243
PURCHASE	1033	243
PURCHASE	11520	243
PURCHASE	3480	243
PURCHASE	15000	243
PURCHASE	7353	243
PURCHASE	3480	243
PURCHASE	4037	243
PURCHASE	4167	243
PURCHASE	4044	243
PURCHASE	6919	243
PURCHASE	15000	243
PURCHASE	1003	243
PURCHASE	12997	243
PURCHASE	700	243
PURCHASE	41	243
PURCHASE	1262	243
PURCHASE	15000	243
PURCHASE	1595	243
PURCHASE	13405	243
PURCHASE	1169	243
PURCHASE	15000	243
PURCHASE	3515	243
PURCHASE	11485	243
PURCHASE	8515	243
PURCHASE	6485	243
PURCHASE	3515	243
PURCHASE	11485	243
PURCHASE	3515	243
PURCHASE	900	243
PURCHASE	15	243
PURCHASE	352	243
PURCHASE	10218	243
PURCHASE	10269	243
PURCHASE	3800	243
PURCHASE	931	243
PURCHASE	8018	243
PURCHASE	916	243
PURCHASE	9938	243
SALE	4000	243
SALE	5000	243
SALE	1106	243
SALE	1139	243
SALE	3597	243
SALE	1033	243
SALE	2000	243
SALE	3480	243
SALE	19270	243
SALE	5730	243
SALE	18046	243
PURCHASE	5790	243.25
PURCHASE	9886	243.25
PURCHASE	5519	243.25

PURCHASE	1131	243.25
PURCHASE	332	243.25
SALE	10000	243.25
PURCHASE	2399	243.5
SALE	5999	243.5
SALE	955	243.5
SALE	1074	243.5
SALE	4667	243.5
PURCHASE	1019	243.75
PURCHASE	2400	243.75
PURCHASE	1500	243.75
PURCHASE	3160	243.75
SALE	11	243.75
SALE	2325	243.75
SALE	788	243.75
SALE	4359	243.75
SALE	3587	243.75
PURCHASE	850	244
PURCHASE	9975	244
PURCHASE	1300	244
PURCHASE	935	244
PURCHASE	1700	244
PURCHASE	2745	244
PURCHASE	277	244
PURCHASE	2286	244
PURCHASE	1870	244.25
PURCHASE	3815	244.25
SALE	25000	244.25
PURCHASE	1400	244.5
SALE	1200	244.75
SALE	60	244.75
PURCHASE	1670	245
PURCHASE	6173	245
SALE	4044	245

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	NumPurchaseer of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	NumPurchaseer of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	NumPurchaseer of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicaPurchasele) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchaseetween the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchasee stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27 JULY 2006
Contact name	JOSEPH EVANS
Telephone numPurchaseer	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Tisbury Capital Limited Rule 8.3 - MISYS Plc
Released: 27/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	26 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	15,520,342	3.11
(3) Options and agreements to purchase/sell		
Total	15,520,342	3.11

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	600,000

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing voting rights of any relevant securities under any option referred to on this form or rel acquisition or disposal of any relevant securities to which any derivative referred to on this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	27/07/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited




RECEIVED
2006 AUG -8 A 9:24

REG-Morgan Stanley Secs. EPT Disclosure - amend<MSY.L>
Released: 28/07/2006

RNS Number:8711G
Morgan Stanley Securities Ld(EPT)
27 July 2006

AMENDMENT TO ANNOUNCEMENT 7548G RELEASED AT 11:46 ON 26 JULY 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
452,571	2.48	2.43

Total number of securities sold	Highest price paid (Note 3)	Lowest price
466,721	2.48	2.40

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Pric
CFD	LONG	16,605	2.44
CFD	LONG	100,000	2.46
CFD	LONG	14,000	2.44
CFD	LONG	176,261	2.47
CFD	LONG	53,949	2.45
CFD	LONG	41,756	2.43
CFD	SHORT	16,665	2.46
CFD	SHORT	5,100	2.42
CFD	SHORT	65,600	2.45
CFD	SHORT	14,333	2.44
CFD	SHORT	315,023	2.44

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISYS Plc senior management team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKOKNFBKDFOB


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REG-Cazenove EPT Disclosure<MSY.L>
Released: 28/07/2006

RNS Number:8898G
Cazenove
28 July 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	27th July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
475,000	£2.43p	£2.425p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
475,000	£2.43p	£2.4225p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	28th July 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017

Name of offeree/offeror with which connected Misys

Nature of connection (Note 6) Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKFKPKBKDNOB

383


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REG-J.P. Morgan Securities Ltd. EPT Disclosure MISYS PLC
Released: 28/07/2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	J.P. Morgan Securities Ltd.
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
20,000	2.42 GBP	2.415 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
20,000	2.43 GBP	2.43 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28 July 2006
Contact name	Michael Kirwan
Telephone number	020 7325 1413
Name of offeree/offeror with which connected	MISYS Plc
Nature of connection (Note 6)	2

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Morgan Stanley Secs. EPT Disclosure- amend<MSY.L>
Released: 28/07/2006

RNS Number:8945G
Morgan Stanley Securities Ld(EPT)
28 July 2006

AMENDMENT TO ANNOUNCEMENT 8245G RELEASED AT 11:37 ON 27 JULY 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
1,267,008	2.45	2.42

Total number of securities sold	Highest price paid (Note 3)	Lowest price
344,839	2.45	2.40

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	9,942	2.43
CFD	LONG	472	2.46
CFD	LONG	2,000	2.43
CFD	LONG	16,337	2.43
CFD	SHORT	20,000	2.46
CFD	SHORT	76,200	2.43
CFD	SHORT	22,588	2.43
CFD	SHORT	1,699	2.46

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	28 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMUWUARNBRBUAR

REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 28/07/2006

RNS Number:8950G
Morgan Stanley Securities Ld(EPT)
28 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
377,470	2.46	2.41

Total number of securities sold	Highest price paid (Note 3)	Lowest price
1,616,916	2.47	2.41

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	5,434	2.43
CFD	LONG	85,174	2.42
CFD	LONG	12,000	2.44
CFD	LONG	30,684	2.42
CFD	LONG	517	2.42
CFD	LONG	243,661	2.42
CFD	SHORT	25,800	2.44
CFD	SHORT	550,000	2.42
CFD	SHORT	41,116	2.42

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	28 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMILFVLDFITFIR



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 28/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	27 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,969,092	(4.00%)	1,260,134	(0.25%)
(2) Derivatives (other than options)	1,313,436	(0.26%)	373,864	(0.07%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,282,528	(4.26%)	1,633,998	(0.33%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	5,572	2.4255
Purchase	5,712	Transfer
Purchase	8,400	2.4250
Purchase	29,272	2.4280
Purchase	107,611	2.4211

Purchase	200,000	2.4313
Purchase	200,000	2.4570
Sale	1,549	2.4154
Sale	8,595	2.4154
Sale	7,912	2.4573
Sale	20,000	2.4171
Sale	23,000	2.4157

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	7,912	2.4572
CFD	Short	20,000	2.4171
CFD	Short	23,000	2.4157
CFD	Long	5,572	2.4254
CFD	Long	8,400	2.4250
CFD	Long	29,272	2.4279
CFD	Long	107,611	2.4211
CFD	Long	11,624	2.4201
CFD	Long	32,227	2.4201

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	28 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

REG-Tisbury Capital Limited Rule 8.3 - MISYS Plc
Released: 28/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	27 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	16,324,981	3.27
(3) Options and agreements to purchase/sell		
Total	16,324,981	3.27

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	500,000
CFD	Long	304,639

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to	Exercise price	Type, e.g American,

	varying etc.	which the option relates (Note 7)	European

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	28/07/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited


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REG-State Street Global Rule 8.3- MISYS PLC<MSY.L>
Released: 28/07/2006

RNS Number:9263G
State Street Global Advisors
28 July 2006

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	MISYS PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	27/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	11101312	2.20461		
(2) Derivatives other than options	0	0.00000	171960	0.03415
(3) Options & Agreements to Purchase/Sell				
Total	11101312	2.20461	171960	0.03415

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	306010	2.42

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	28/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror	N/A

With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETPUUACMUPQGAR


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REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- Misys PLC<MSY.L>
Released: 28/07/2006

RNS Number:9317G
UBS AG
28 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	27 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,250,243	1.65%	110,575	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,250,243	1.65%	110,575	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)
Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	4200	241.5 pence
PURCHASE	2200	241.5
PURCHASE	495	241.5
SALE	3051	241.5
SALE	537	241.5
SALE	1230	241.5
SALE	4105	241.5
PURCHASE	509	241.75
PURCHASE	704	241.75
PURCHASE	2300	241.75
PURCHASE	4261	241.75
PURCHASE	9553	241.75
PURCHASE	1092	241.75
PURCHASE	5512	241.75
PURCHASE	5581	241.75
PURCHASE	6821	241.75
PURCHASE	7086	241.75
PURCHASE	15451	241.75
PURCHASE	1172	241.75
PURCHASE	8377	241.75
PURCHASE	6394	241.75
PURCHASE	200	241.75
PURCHASE	4838	241.75
PURCHASE	825	241.75
PURCHASE	10000	241.75
PURCHASE	1000	241.75
SALE	5158	241.75
SALE	3592	241.75
SALE	2623	241.75
SALE	2000	241.75
PURCHASE	1700	242
PURCHASE	6700	242
PURCHASE	1806	242
PURCHASE	12110	242
PURCHASE	21800	242
PURCHASE	2855	242
PURCHASE	1103	242
PURCHASE	9331	242
PURCHASE	400	242
PURCHASE	15269	242
PURCHASE	5267	242
PURCHASE	2186	242
PURCHASE	17547	242
PURCHASE	7453	242
PURCHASE	17547	242
PURCHASE	25000	242
PURCHASE	7453	242
PURCHASE	17547	242
PURCHASE	7453	242
PURCHASE	2873	242
PURCHASE	20185	242
PURCHASE	22051	242
PURCHASE	12454	242
PURCHASE	3931	242
PURCHASE	3374	242
PURCHASE	3900	242
PURCHASE	657	242
PURCHASE	13795	242
PURCHASE	6275	242
PURCHASE	18725	242
PURCHASE	25000	242
PURCHASE	25000	242
PURCHASE	20310	242
PURCHASE	3276	242
PURCHASE	12787	242
PURCHASE	6133	242

PURCHASE	30000	242
PURCHASE	25000	242
PURCHASE	938	242
PURCHASE	6444	242
PURCHASE	1119	242
PURCHASE	9795	242
PURCHASE	4174	242
PURCHASE	3042	242
PURCHASE	1059	242
PURCHASE	2892	242
PURCHASE	25000	242
PURCHASE	25000	242
PURCHASE	5121	242
PURCHASE	8109	242
PURCHASE	10000	242
PURCHASE	1770	242
PURCHASE	22859	242
PURCHASE	2141	242
PURCHASE	440	242
PURCHASE	3500	242
PURCHASE	25201	242
PURCHASE	9575	242
PURCHASE	8909	242
PURCHASE	12560	242
PURCHASE	3531	242
PURCHASE	25000	242
PURCHASE	4934	242
PURCHASE	16138	242
PURCHASE	3928	242
PURCHASE	6316	242
PURCHASE	1129	242
PURCHASE	6516	242
PURCHASE	1098	242
PURCHASE	9941	242
PURCHASE	8832	242
PURCHASE	12000	242
PURCHASE	400	242
PURCHASE	45	242
PURCHASE	1066	242
PURCHASE	2218	242
PURCHASE	1464	242
PURCHASE	665	242
SALE	3345	242
SALE	3620	242
SALE	248	242
SALE	1800	242
SALE	1171	242
SALE	428	242
SALE	2372	242
SALE	500	242
PURCHASE	2080	242.25
PURCHASE	6468	242.25
PURCHASE	7000	242.25
PURCHASE	664	242.25
PURCHASE	5931	242.25
PURCHASE	3310	242.25
PURCHASE	1657	242.25
PURCHASE	1389	242.25
PURCHASE	1178	242.25
PURCHASE	1807	242.25
PURCHASE	1239	242.25
PURCHASE	745	242.5
PURCHASE	693	242.5
PURCHASE	5000	242.5
PURCHASE	8932	242.5
PURCHASE	6700	242.5
PURCHASE	623	242.5
PURCHASE	568	242.5
PURCHASE	6934	242.5
SALE	1300	242.5
SALE	1739	242.5

SALE	3323	242.5
SALE	6700	242.5
SALE	1660	242.5
PURCHASE	2829	242.75
PURCHASE	7000	242.75
PURCHASE	7000	242.75
SALE	2000	242.75
PURCHASE	730	243
PURCHASE	10869	243
PURCHASE	7441	243
SALE	2000	243
SALE	2333	243
SALE	2000	243
SALE	4960	243
SALE	2000	243
SALE	3739	243
SALE	1026	243
SALE	2000	243
PURCHASE	6180	243.25
PURCHASE	3676	243.25
PURCHASE	4139	243.25
PURCHASE	3862	243.25
SALE	4100	243.25
SALE	2000	243.25
PURCHASE	656	244
SALE	2717	244.5
SALE	2000	244.5
SALE	3045	244.5
SALE	3027	245.5
PURCHASE	2300	245.75
PURCHASE	6730	245.75
SALE	1100	245.75
SALE	3028	245.75
SALE	3763	245.75
SALE	1145	245.75
SALE	229	245.75
SALE	267	245.75
PURCHASE	595	246
PURCHASE	3896	246.25
PURCHASE	1612	246.25
SALE	213	246.25
SALE	248	246.25
SALE	3000	246.25
PURCHASE	506	247
SALE	88	247
SALE	1483	247
SALE	4100	247
SALE	1722	247.25
SALE	2151	248
SALE	22849	248

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	NumPurchaseer of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	NumPurchaseer of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	NumPurchaseer of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicaPurchasele) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchaseetween the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchasee stated.

....

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	28 JULY 2006
Contact name	JOSEPH EVANS
Telephone numPurchaseer	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETQVLFLQDBBBBQ



REG-Morgan Stanley Secs. EPT Disclosure<MSY.L>
Released: 31/07/2006

RNS Number:9639G
Morgan Stanley Securities Ld(EPT)
31 July 2006

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Morgan Stanley Securities Limited
Company dealt in	Misys Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	28 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price
166,821	2.43	2.41

Total number of securities sold	Highest price paid (Note 3)	Lowest price
0	N/A	N/A

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 4)	Number of securities (Note 5)	Pric
e.g. CFD			
CFD	LONG	47,369	2.42
CFD	LONG	2,000	2.43
CFD	LONG	41,116	2.42
CFD	LONG	467	2.42
CFD	LONG	75,869	2.42

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing to the voting rights of any relevant securities under any option referred to on this form rights or future acquisition or disposal of any relevant securities to which any derivati referenced. If none, this should be stated.

Date of disclosure	31 July 2006
Contact name	Mandeep Bhandal
Telephone number	0207 677 5468
Name of offeree/offeror with which connected	Certain members of MISY team
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

EMMIIFSADVILVIR

REG-Cazenove EPT Disclosure<MSY.L>
Released: 31/07/2006

RNS Number:9678G
Cazenove
31 July 2006

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

WITH RECOGNISED INTERMEDIARY STATUS

DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Cazenove
Company dealt in	Misys
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary 0.01p
Date of dealing	28th July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
6,887	£2.4275p	£2.4275p

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
6,887	£2.4275p	£2.4275p

(b) Derivatives transactions (other than options)

Product name, Long/short Number of securities Price per unit

e.g. CFD	(Note 4)	(Note 5)	(Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/ received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	31st July 2006
Contact name	Jeffrey Dalton-Brown
Telephone number	0207 155 5017
Name of offeree/offeror with which connected	Misys
Nature of connection (Note 6)	Cazenove are broker to Misys

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

EMMAKDKNKBKDOON


MISYS
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REG-GAM Intnl Man Ltd Rule 8.3- Misys PLC<MSY.L>
Released: 31/07/2006

RNS Number:9790G
GAM International Management Ltd
31 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	GAM INTERNATIONAL MANAGEMENT LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	CFD
Date of dealing	28 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities			0.00	
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total			0.00	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,091,058	(1.62%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Bought cover	369,500	2.42823 GBP

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 31 July 2006

Contact name BARBARA HALL

Telephone number 020 7917 2356

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

RETBBGDRSUXGGLB



REG-Barclays PLC<BARC.L> Rule 8.3 - MISYS PLC
Released: 31/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BARCLAYS PLC
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.01
Date of dealing	28 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,953,980	(3.99%)	1,304,859	(0.26%)
(2) Derivatives (other than options)	1,358,161	(0.27%)	400,340	(0.08%)
(3) Options and agreements to purchase/sell	0	(0.00%)	0	(0.00%)
Total	21,312,141	(4.27%)	1,705,199	(0.34%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of Securities	Price per unit (GBP)
Purchase	63	2.4200
Purchase	900	2.4280
Purchase	2,202	2.4202
Purchase	25,576	2.4205
Purchase	26,116	2.4250

Purchase	4,074	2.4200
Sale	1,000	2.4261
Sale	13,343	2.4282
Sale	14,500	2.4257
Sale	45,200	2.4301

(b) Derivatives transactions (other than options)

Product name, (e.g. CFD)	Long/Short (Note 6)	Number of Securities	Price per unit (GBP)
CFD	Short	13,343	2.4281
CFD	Short	14,500	2.4257
CFD	Short	45,200	2.4300
CFD	Long	900	2.4279
CFD	Long	2,202	2.4202
CFD	Long	25,576	2.4204
CFD	Long	26,116	2.4250

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	C p p

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	31 JULY 2006
Contact name	BARCLAYS COMPLIANCE
Telephone number	020 7116 2913
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



REG-Tisbury Capital Limited Rule 8.3 - MISYS Plc
Released: 31/07/2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1%
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Tisbury Capital Management LLP
Company dealt in	MISYS Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	1p ordinary
Date of dealing	28 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant securi

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)	16,629,620	3.33
(3) Options and agreements to purchase/sell		
Total	16,629,620	3.33

(b) Interests and short positions in relevant securities of the company, other than t

Class of relevant security:

	Long	
	Number	(%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Pric

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)
CFD	Long	304,639

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g American, European

relates (Note 7)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exerc

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives
Full details of any agreement, arrangement or understanding between the person disclosing
voting rights of any relevant securities under any option referred to on this form or rel
acquisition or disposal of any relevant securities to which any derivative referred to on
this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	31/07/2006
Contact name	Stephen Platts
Telephone number	+44 20 7070 9635
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpan

Tisbury Capital Limited



REG-UBS AG <UBSN.VX> <UBSNq.L> Rule 8.3- MISYS PLC<MSY.L>
Released: 31/07/2006

RNS Number:0022H
UBS AG
31 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	UBS AG London Branch
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 1p
Date of dealing	28 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	8,510,082	1.70%	110,500	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/ sell				
Total	8,510,082	1.70%	110,500	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	5532	241.75 pence
SALE	1669	242
SALE	1331	242
PURCHASE	100000	242.242
PURCHASE	1756	242.25
PURCHASE	4100	242.25
PURCHASE	5013	242.25
PURCHASE	7050	242.25
PURCHASE	1450	242.25
PURCHASE	500	242.25
PURCHASE	50	242.25
PURCHASE	2066	242.25
PURCHASE	1334	242.25
PURCHASE	1400	242.25
SALE	2432	242.25
SALE	1200	242.25
SALE	2792	242.25
PURCHASE	8100	242.5
PURCHASE	102	242.5
PURCHASE	2059	242.5
PURCHASE	8293	242.5
PURCHASE	3300	242.5
PURCHASE	5091	242.5
PURCHASE	5171	242.5
PURCHASE	3300	242.5
PURCHASE	6150	242.5
PURCHASE	1200	242.5
SALE	53	242.5
SALE	300	242.5
SALE	1954	242.5
SALE	2400	242.5
SALE	2919	242.5
SALE	5332	242.5
SALE	6090	242.5
SALE	1140	242.5
SALE	3105	242.5
SALE	1066	242.5
SALE	1800	242.5
SALE	1500	242.5
SALE	3300	242.5
SALE	2400	242.5
PURCHASE	150000	242.74
PURCHASE	4286	242.75
PURCHASE	2377	242.75
PURCHASE	2878	242.75
PURCHASE	1992	242.75
PURCHASE	733	242.75
SALE	4100	242.75
SALE	1683	242.75
SALE	10000	242.75
SALE	8100	242.75
SALE	1427	242.75
SALE	4399	242.75
SALE	2500	242.75
SALE	214	242.75
SALE	2891	242.75
SALE	7406	242.75
SALE	3688	242.75
PURCHASE	5766	243
PURCHASE	3707	243
PURCHASE	7990	243
PURCHASE	3981	243

PURCHASE	3942	243
SALE	1419	243
SALE	1800	243
SALE	3300	243.25
SALE	3000	244
SALE	4100	244
SALE	2036	244
SALE	738	244
PURCHASE	4829	244.25

(Purchase) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	NumPurchaseer of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	NumPurchaseer of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	NumPurchaseer of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicaPurchasele) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding Purchaseetween the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should Purchasee stated.

....

Is a Supplemental Form 8 attached? (Note 9)
NO

Date of disclosure	31 JULY 2006
Contact name	JOSEPH EVANS
Telephone numPurchaseer	020 7567 8286
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes.

The Notes on Form 8.3 can Purchasee viewed on the Takeover Panel's wePurchasesite at www.thetakeoverpanel.org.uk

END

RETEFLFXQDBFBBD

REG-Cheyne Capital Man. Rule 8.3- Misys PLC<MSY.L>
Released: 31/07/2006

RNS Number:0097H
Cheyne Capital Management Limited
31 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	CHEYNE CAPITAL MANAGEMENT LIMITED
Company dealt in	MISYS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	28TH JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)	8,640,000	1.73%		
(3) Options and agreements to purchase/sell				
Total	8,640,000	1.73%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	LONG	2,000,000	243.040

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	31 JULY 2006
Contact name	VICKY MACLEOD
Telephone number	020 7031 7527
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

RETWUUMPMUPQGQG